Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

RENASANT CORPORATION,

RENASANT BANK,

AND

KEYWORTH BANK

DATED OCTOBER 20, 2015

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3.35	Vote Required	24
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIROR		24
4.1	Corporate Organization	25
4.2	Capitalization	26
4.3	Authority; No Violation	26
4.4	Financial Statements	28
4.5	Absence of Certain Changes or Events	29
4.6	Legal Proceedings	29
4.7	Taxes and Tax Returns	29
4.8	Securities Documents and Regulatory Reports	30
4.9	Parent Information	30
4.10	Compliance with Applicable Law	31
4.11	Employee Benefit Plans	32
4.12	Deposit Insurance and Other Regulatory Matters	33
4.13	Material Contracts; Other Agreements	33
4.14	NASDAQ	33
4.15	Broker Fees	34
4.16	Tax and Regulatory Matters	34
4.18	Parent Shares	34
4.19	Opinion	34
4.20	No Parent Vote Required	34
4.21	No Financing	34
ARTICLE V COVENANTS OF THE PARTIES		35
5.1	Conduct of the Business of Seller	35
5.2	Negative Covenants of Seller	35
5.3	No Solicitation	38
5.4	Negative Covenants of Parent and Acquiror	41
5.5	Current Information	42
5.6	Access to Properties and Records; Confidentiality	43
5.7	Regulatory Matters	43
5.8	Preparation of Registration Statement; Shareholder Approval	45
5.9	Further Assurances	46
5.10	Disclosure Supplements	46
5.11	Public Announcements	46
5.12	Termination Date	46
5.13	Certain Post-Merger Agreements	46
5.14	Takeover Laws; No Rights Triggered	49
5.15	Adoption of Accounting Policies	49
5.16	Operating Functions	49
5.17	Certain Agreements	49
5.18	Hold Harmless	50
5.19	Shareholder Litigation	50
5.20	Severance	50
5.21	Payment of 2015 Bonuses	51
5.22	Notice to Holders of Seller Warrants	51
ARTICLE VI CLOSING CONDITIONS		51
6.1	Conditions to the Parties’ Obligations under this Agreement	51
6.2	Conditions to the Obligations of Parent and Acquiror under this Agreement	52
6.3	Conditions to the Obligations of Seller under this Agreement	53
ARTICLE VII TERMINATION, AMENDMENT AND WAIVER, ETC.		53
7.1	Termination	53

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7.2	Effect of Termination	54
7.3	Amendment, Extension and Waiver	55
7.4	Termination Fees	55
ARTICLE VIII MISCELLANEOUS		56
8.1	Expenses	56
8.2	Survival	56
8.3	Notices	56
8.4	Parties in Interest	57
8.5	Complete Agreement	57
8.6	Counterparts	58
8.7	Governing Law; Venue; Waiver of Jury Trial	58
8.8	Interpretation	58
8.9	Specific Performance	59
8.10	Severability	59
8.11	Alternative Structure	59

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 20, 2015, is made by and among Renasant Corporation, a Mississippi corporation (“Parent”), Renasant Bank, a Mississippi banking association (“Acquiror”), and KeyWorth Bank, a Georgia banking corporation (“Seller”). Parent, Acquiror and Seller are sometimes referred to herein individually as a “party” and collectively as the “parties.”

WITNESSETH:

WHEREAS, the Boards of Directors of Parent, Acquiror and Seller each have determined that it is advisable and in the best interests of their respective companies and their respective shareholder(s) to consummate the business combination transactions provided for in this Agreement and in the Articles of Merger (as hereinafter defined), including the merger of Seller with and into Acquiror on the terms and conditions set forth therein and herein; and

WHEREAS, the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger . Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), Seller shall be merged with and into Acquiror (the “Merger”) in accordance with Title 81 of the Mississippi Code of 1972, as amended, and Title 7 of the Official Code of Georgia Annotated, as amended (the “Georgia Banking Code”), with Acquiror as the surviving banking association (hereinafter sometimes called the “Surviving Bank”) which shall continue its corporate existence under the laws of the State of Mississippi, and the separate corporate existence of Seller shall terminate. The Merger shall in all respects have the effects provided in Section 1.5.

1.2 Effective Time. The Merger shall become effective on the later of the dates and times specified in the Certificate of Merger Approval issued by the Mississippi Commissioner of Banking and Consumer Finance (“MCB”) and the Certificate of Approval issued by the Georgia Department of Banking and Finance (“GDBF”) based on the Articles of Merger filed with the MCB and thereafter with the Mississippi Secretary of State and with the GDBF, such Articles of Merger to be substantially in the form attached hereto as Exhibit A (the “Articles of Merger”), unless a later date and time is specified as the effective time in such documents, provided, that the parties shall cause the Merger to be effective no later than the day following the date on which the Closing (as defined below) occurs (the “Effective Time”). On the terms and subject to the conditions set forth in this Agreement, the closing (the “Closing”) shall take place at 10:00 a.m. no later than the fifth Business Day (the “Closing Date”) following the receipt of all necessary approvals and consents of any foreign, federal, state, local or other court, tribunal, body, board, administrative agency, arbitrator, mediator or commission or other governmental, prosecutorial, regulatory or self-regulatory authority (including stock exchanges) or instrumentality (“Governmental Entity”), and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver, to the extent permitted hereunder, of the conditions to the consummation of the Merger specified in Article VI (other than the delivery of certificates, instruments and documents to be delivered at the Closing), at the offices of Acquiror, or at such other place, at such other time or on such other date as the parties may mutually agree upon, provided, however, that if the Closing occurs at any time after such date, the Closing shall occur on the first Business Day of the next month after the date on which all conditions to closing described in this sentence are satisfied, unless the parties otherwise agree to a different date. For purposes of this Agreement, a Business Day (“Business Day”) is any day, other than a Saturday, Sunday or any other day that banks located in the State of Mississippi and the State of Georgia are not permitted to be open or are required to be closed. At the Closing, there shall be delivered to Parent, Acquiror and Seller the certificates and other documents required to be delivered under Article VI.

1.3 The Charter of Incorporation and Bylaws of the Surviving Bank. The Charter of Incorporation of Acquiror and the Bylaws of Acquiror as in effect immediately prior to the Effective Time shall be the Articles of Incorporation (the “Articles”) and the Bylaws (the “Bylaws”) of the Surviving Bank until thereafter changed or amended as provided therein and in accordance with applicable Laws (as hereinafter defined).

1.4 Directors and Officers. From and after the Effective Time, the officers and directors of the Surviving Bank shall consist of the officers and directors of Acquiror in office immediately prior to the Effective Time, until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Articles and the Bylaws of the Surviving Bank.

1.5 Effect of the Merger.

(a) At the Effective Time, the separate existence of Seller shall cease, and all right, title and interest in and to all real estate and other property owned by, and every contract right possessed by, Seller shall be vested in Acquiror, as the Surviving Bank, without reversion or impairment, without further act or deed and without any transfer or assignment having occurred (but subject to any existing liens or other encumbrances thereon), and all liabilities of Seller shall be vested in Acquiror, as the Surviving Bank, as primary obligor therefor and, except as set forth herein, no other person shall be liable therefor, and all proceedings pending by or against Seller shall be continued by or against Acquiror, as the Surviving Bank, and all liabilities, obligations, assets or rights associated with such proceedings shall be vested in Acquiror, as the Surviving Bank.

(b) The parties acknowledge and agree that it is intended that the Merger constitute a reorganization within the meaning of Section 368(a) of the Code (as hereinafter defined), and this Agreement is intended to be and is adopted as the “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify as a reorganization under Section 368(a) of the Code.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES;

EXCHANGE OF CERTIFICATES

2.1 Conversion of Shares.

(a) Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Parent, Acquiror, Seller or the holder of any of the following securities:

(i)	Each share of common stock, par value $5.00 per share, of Acquiror issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall not be affected by the Merger.

(ii)	Subject to the other provisions of this Article II, each share of Seller’s common stock, $5.00 par value per share (the “Seller Common Stock”), issued and outstanding immediately prior to the Effective Time (other than any shares of Seller Common Stock to be canceled in accordance with Section 2.1(a)(v) and shares held by Dissenting Shareholders (as defined below)) shall, subject to adjustment pursuant to Section 2.1(a)(iv), be converted automatically into and thereafter represent the right to receive the number of shares (or a fraction thereof) of Parent Common Stock, rounded to the nearest four decimals, equal to the Exchange Ratio (the “Merger Consideration”). As used in this Agreement, the term “Parent Common Stock” means the common stock, $5.00 par value per share, of Parent; the term “Exchange Ratio” means 0.4494.

(iii)	Certificates previously evidencing shares of Seller Common Stock shall be exchanged for certificates evidencing the Merger Consideration. Notwithstanding the foregoing, however, no fractional shares of Parent Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 2.1(b).

(iv)	If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of capital stock of Parent or Seller, respectively, shall occur (or for which the relevant record date will occur) as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or other subdivision, combination or readjustment of shares, or as a result of any stock dividend or stock distribution with a record date during such period, the Exchange Ratio shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change.

(v)	Each share of Seller Common Stock held in the treasury of Seller and each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or any subsidiary of Parent (other than shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity or as a result of debts previously contracted) shall automatically be cancelled and extinguished without any conversion thereof and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(b) No certificates or scrip representing fractional shares of Parent Common Stock will be issued as a result of the Merger. In lieu of the issuance of fractional shares pursuant to Section 2.1(a), cash adjustments (without interest) will be paid to each holder of Seller Common Stock in respect of any fraction of a share of Parent Common Stock that would otherwise be issuable to such holder of Seller Common Stock, and the amount of such cash adjustment shall be determined by multiplying (x) the fraction of a share of Parent Common Stock otherwise issuable by (y) the closing sale price of one share of Parent Common Stock as reported by the Nasdaq Global Select Market as of the end of the last trading day prior to the Effective Time. No such holder shall be entitled to dividends, voting rights or any other right of shareholders in respect of any fractional share.

(c) Each share of the Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall not be affected by the Merger.

2.2	Exchange of Seller Stock Certificates.

(a) Parent and Acquiror have appointed Computershare, Inc. to serve as exchange agent in connection with the Merger for the purpose of exchanging shares of Seller Common Stock for the Merger Consideration (the “Exchange Agent”). Immediately prior to the Effective Time, Parent shall deposit in trust with the Exchange Agent for the benefit of Seller’s shareholders the aggregate number of shares of Parent Common Stock equal to the aggregate Merger Consideration (such shares of Parent Common Stock, together with cash sufficient to make payments required with respect to fractional shares of Parent Common Stock in accordance with Section 2.1(b) and pay any dividends or distributions with respect to such Parent Common Stock in accordance with Section 2.4, the “Exchange Fund”). Parent shall deposit such shares of Parent Common Stock with the Exchange Agent by delivering to the Exchange Agent certificates representing, or providing to the Exchange Agent an uncertificated book-entry for, such shares and immediately available funds for such cash in accordance with Section 2.1(b) and Section 2.4.

(b) As promptly as practicable after the Effective Time, the Exchange Agent shall mail to the former record holders of the shares of Seller Common Stock issued and outstanding immediately prior to the Effective Time that have been converted into the right to receive the Merger Consideration pursuant to Section 2.1(a) (other than shares held by Dissenting Shareholders (as defined below)): (i) a letter of transmittal (which letter shall specify that the delivery of the Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of a certificate or certificates formerly representing shares of Seller Common Stock to the Exchange Agent (or affidavits of loss in lieu of such certificate(s)) and shall otherwise be in form and substance reasonably satisfactory to Parent and the Exchange Agent) and (ii) instructions for use in effecting the surrender to the Exchange Agent of certificate(s) of Seller Common Stock in exchange for the Merger Consideration. After the Effective Time, upon surrender to the Exchange Agent by the holder thereof of the certificate(s) representing shares of Seller Common Stock issued and outstanding immediately prior to the Effective Time that have been converted into the right to receive the Merger Consideration, together with a letter of transmittal duly executed and completed in accordance with the instructions thereto and any other documents reasonably required by the Exchange Agent, the Exchange Agent on behalf of Parent and Acquiror shall deliver the Merger Consideration (in the form of an uncertificated share of Parent Common Stock, unless such holder specifically requests a certificated share) to each such holder in exchange for each such share plus a check in the amount (if any) equal to any cash that such holder has the right to receive pursuant to Section 2.1(b) and, if applicable, Section 2.4, without interest. Holders of record of shares of Seller Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple letters of transmittal, provided that such Representative certifies that each such letter of transmittal covers all the shares of Seller Common Stock held by such Representative for a particular beneficial owner. Each certificate for Seller Common Stock so surrendered and all transmittal materials shall be duly completed and endorsed as the Exchange Agent may reasonably require. The Exchange Agent shall not be obligated to deliver the Merger Consideration to which any former holder of Seller Common Stock is entitled as a result of the Merger until such holder surrenders his, her or its certificate or certificates representing shares of Seller Common Stock (or affidavits of loss in lieu of such certificate(s)) for exchange as provided in this Section 2.2. After the Effective Time, each certificate that represented outstanding shares of Seller Common Stock prior to the Effective Time shall be deemed for all corporate purposes (other than the payment of dividends and other distributions to which the former shareholders of Seller Common Stock may be entitled) to evidence only the right of the holder thereof to receive the Merger Consideration in exchange for each such share as provided in this Article II. Parent shall instruct the Exchange Agent to promptly pay the Merger Consideration following the receipt of each letter of transmittal.

(c) Any portion of the Exchange Fund held by the Exchange Agent that remains unclaimed by the former shareholders of Seller for one (1) year after the Effective Time shall be delivered to Parent upon demand, and any former shareholders of Seller who have not theretofore complied with this Section 2.2 shall thereafter look only to Parent for payment of their claims for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock or any dividends or distributions with respect to Parent Common Stock (all without any interest thereon). Any Merger Consideration remaining unclaimed as of a date which is immediately prior to the time when such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person or entity entitled thereto. Notwithstanding the foregoing, none of Parent, any subsidiary of Parent, Seller or the Exchange Agent or any other person shall be liable to any former holder of Seller Common Stock for shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash in lieu of fractional shares of Parent Common Stock delivered in good faith to public officials pursuant to any applicable abandoned property, escheat or similar Law.

(d) From and after the Effective Time, the holders of certificates of Seller Common Stock shall cease to have any rights with respect to shares of Seller Common Stock represented thereby except as otherwise provided in this Agreement or by applicable Law. All rights to receive the Merger Consideration issued upon conversion of the shares of Seller Common Stock pursuant to this Article II shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Seller Common Stock.

(e) If any portion of the Merger Consideration is to be issued to a person other than the person in whose name the shares of Seller Common Stock so surrendered are registered, it shall be a condition to such issuance that each certificate representing such shares of Seller Common Stock (each a “Seller Stock Certificate”) shall be properly endorsed or otherwise be in proper form for transfer, and the person requesting such issuance shall pay to the Exchange Agent any transfer or other similar Taxes (as defined in Section 3.7(c)) required as a result of such issuance to a person other than the registered holder of such Seller Stock Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Parent or the Exchange Agent shall be entitled to deduct and withhold, without duplication, from the consideration otherwise payable pursuant to this Agreement to any holder of Seller Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of Tax Law (as hereinafter defined), with respect to the making of such payment and shall further be entitled to sell Parent Common Stock otherwise issuable pursuant to this Agreement to satisfy any such withholding requirement (which Parent Common Stock will be valued with respect to such withholding at the average of the high and low trading prices thereof on the day of such sale). To the extent the amounts are so withheld by Parent or the Exchange Agent and paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Seller Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent, as applicable.

(f) In the event any Seller Stock Certificate(s) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Seller Stock Certificate(s) to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as either of them may reasonably direct as indemnity against any claim that may be made against it or the Surviving Bank with respect to such Seller Stock Certificate(s), the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Seller Stock Certificate(s) the Merger Consideration (together with a check in the amount (if any) of any dividends or distributions payable in accordance with Section 2.4).

(g) The Exchange Agent shall invest the cash balances in the Exchange Fund in a demand deposit account or as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to Section 2.2(c).

2.3 Dissenting Shares. No outstanding share of Seller Common Stock as to which the holder has exercised dissenters rights under the Georgia Banking Code and did not vote for the adoption of this Agreement and the Articles of Merger shall be converted into or represent a right to receive the Merger Consideration, and the holder thereof shall be entitled only to such rights as are granted by the Georgia Banking Code (and the related provisions of the Georgia Business Corporation Code), provided, such shareholders comply with the procedures and perfect the rights contemplated by and set forth in the applicable provisions of the Georgia Banking Code (and the related provisions of the Title 14 of the Official Code of Georgia Annotated). Seller shall give Parent notice as promptly as practicable upon receipt by Seller of any such written demands for payment of the fair value of such shares of the Seller Common Stock and of withdrawals of such demands and any other instruments provided pursuant to the Georgia Banking Code (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”). Parent and Seller shall reasonably cooperate in all negotiations and proceedings with respect to any such demands or notices by a Dissenting Shareholder. Seller shall not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands. If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment, such holder’s shares of the Seller Common Stock shall be automatically converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement.

2.4 Rights as Shareholders. All shares of Parent Common Stock to be issued as Merger Consideration shall be deemed issued and outstanding as of the Effective Time. Former shareholders of Seller and any other persons who or which are entitled to receive Parent Common Stock as a result of the Merger will be able to vote after the Effective Time at any meeting of Parent shareholders or pursuant to any written consent procedure the number of whole shares of Parent Common Stock into which their shares of Seller Common Stock are converted, regardless of whether they have exchanged their Seller Stock Certificates. In addition, whenever a dividend or other distribution is declared by Parent on the Parent Common Stock with a record date after the Effective Time, the declaration shall include dividends or other distributions on all shares of Parent Common Stock issuable hereunder, but no shareholder will be entitled to receive his, her or its distribution of such dividends or other distributions until physical exchange of such shareholder’s Seller Stock Certificates shall have been effected. Upon exchange of a shareholder’s Seller Stock Certificates, any such person shall be entitled to receive from Parent an amount equal to all dividends or other distributions (without interest thereon less the amount of any taxes, if any, that have been withheld by, imposed on or paid by Parent or the Exchange Agent with respect to such dividends) declared, and for which the payment has occurred, on the shares represented thereby; provided, however, that former shareholders of Seller shall not be entitled to receive any dividend on their Parent Common Stock with respect to any period for which Parent paid a dividend prior to the Effective Time.

2.5 Stock Transfer Records. Prior to the Effective Time, Seller shall continue to maintain its stock transfer records and to transfer and replace stock certificates in accordance with its existing policies and past practices with regard to such transfers and replacements. From and after the Effective Time, there shall be no further registration or transfers on the stock transfer books of Seller or Parent of shares of Seller Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Seller Common Stock that occurred prior to the Effective Time. If after the Effective Time, the Seller Stock Certificates are presented for transfer to Parent, the Surviving Bank or the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

2.6 Seller Stock Options, Seller Warrants and Related Matters.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option or similar right to purchase shares of Seller Common Stock (collectively, “Seller Stock Options”) granted by Seller under the 2007 Stock Incentive Plan (collectively, the “Seller Stock Plans”), or otherwise, whether vested or unvested, that is outstanding immediately prior to the Effective Time and each warrant to purchase shares of Seller Common Stock (collectively, the “Seller Warrants”), whether exercisable or unexercisable, that is outstanding immediately prior to the Effective Time shall be cancelled and converted into an obligation of Parent to pay (or cause to be paid) and a right of the holder to receive, in full satisfaction of any rights in respect of the Seller Stock Option or Seller Warrant, as applicable, a cash payment, without interest, equal to the product of (i) the total number of shares of Seller Common Stock subject to such Seller Stock Option or Seller Warrant, as the case may be, multiplied by (ii) the excess, if any, of (A) $15.00 over (B) the exercise price per share of Seller Common Stock subject to such Seller Stock Option or Seller Warrant (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less the amount of any required withholding Tax. No holder of a Seller Stock Option or a Seller Warrant that has an exercise price per share of Seller Common Stock that is equal to or greater than $15.00 shall be entitled to any payment with respect to such cancelled Seller Stock Option or Seller Warrant, as the case may be, before, on, or after the Effective Time. Parent shall pay (or cause to be paid) to the holders of Seller Stock Options and Seller Warrants the cash payments described in this Section 2.6(a) on or as soon as reasonably practicable after the Closing Date, but in any event within ten Business Days following the Closing Date.

(b) Before the Effective Time, Seller’s board of directors (or, if appropriate, any committee administering the particular Seller Stock Plan) shall adopt such resolutions or take such other actions as may be required to effect the transactions described in this Section 2.6.

(c) Prior to the Effective Time, Seller shall deliver all required notices (which notices shall have been approved in advance by Parent, in its reasonable discretion) to each holder of Seller Stock Options, setting forth each holder’s rights pursuant to the particular Seller Stock Plan and stating that such Seller Stock Options shall be treated in the manner set forth in this Section 2.6. Prior to the Effective Time, Seller shall deliver all required notices (which notices shall have been approved in advance by Parent, in its reasonable discretion) to each holder of Seller Warrants, stating that such Seller Warrants shall be treated in the manner set forth in this Section 2.6.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in writing in the correspondingly enumerated section or subsection of the disclosure schedule of Seller delivered herewith (the “Seller Disclosure Schedule”) (provided that each exception set forth in the Seller Disclosure Schedule shall be deemed to qualify any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without need to examine underlying documentation)), Seller represents and warrants as of the date hereof to Parent and Acquiror as set forth in this Article III. The Seller Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in this Article III. The phrase “provided to Acquiror”, “delivered to Acquiror” or “made available to Acquiror” or any phrase of similar import means that Seller has delivered, provided access to or made certain items available for review and copying to Parent, Acquiror or their counsel. For purposes of this Article III, the phrase “to the Knowledge of Seller,” the phrase “to Seller’s Knowledge” or any phrase of similar import shall be deemed to refer to the actual knowledge of the senior executive officers of Seller (i.e., the senior vice president level and above) after reasonable investigation.

3.1 Corporate Organization.

(a) Seller is a commercial bank duly organized, validly existing and in good standing under the laws of the State of Georgia. Seller is not a member of the Federal Reserve System. Seller has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have a Seller Material Adverse Effect. The term “Seller Material Adverse Effect” shall mean any change, state of facts, circumstance, event or development which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of Seller, taken individually or as a whole, other than (i) effects resulting from the impact of any action taken by Seller with the prior written consent of Parent or required expressly by this Agreement or any action not taken by Seller to the extent such action is expressly prohibited by this Agreement without the prior written consent of Parent and Parent has not consented to such action; (ii) changes in Laws or interpretations thereof that are generally applicable to the banking industry; (iii) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally; (iv) expenses incurred in connection with this Agreement and the Merger including payments to be made pursuant to employment and severance agreements and the termination of other benefit plans; (v) changes attributable to or resulting from changes that are the result of factors generally affecting financial institutions including changes in interest rates; (vi) changes in general economic, market, political or regulatory conditions in the United States; (vii) a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof; (viii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (ix) the impact of the announcement of this Agreement, the Merger and the other transactions contemplated hereby; provided, that as to each of clauses (ii), (iii), (v), (vi) or (viii), such change, state of facts, circumstance, event or development does not have a disproportionate effect on Seller as compared to other financial institutions. Seller is a member in good standing of the Federal Home Loan Bank of Atlanta and owns the requisite amount of stock therein. Seller has furnished or made available to Parent true and complete copies of the articles of incorporation and bylaws (or comparable organizational documents) of Seller as in effect on the date hereof.

(b) Seller does not have as of the date of this Agreement any direct or indirect subsidiaries. Other than Seller’s ownership of stock of the Federal Home Loan Bank of Atlanta, Seller does not own or control, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other entity.

3.2 Capitalization. The authorized capital stock of Seller consists of (i) 10,000,000 shares of Seller Common Stock, of which 3,638,241 shares are issued and outstanding and no shares are held in treasury as of the date hereof, and (ii) 2,000,000 shares of preferred stock, par value $1.00 per share, none of which are issued or outstanding as of the date hereof. There are 408,150 shares of Seller Common Stock subject to outstanding Seller Stock Options and 409,025 shares are subject of Seller Common Stock to outstanding Seller Warrants. All issued and outstanding shares of Seller Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights, and there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to Seller Common Stock. None of the outstanding shares of capital stock or other security of Seller has been issued in violation of any preemptive rights of the current or past shareholders of Seller. Except for outstanding Seller Stock Options and Seller Warrants, Seller is not bound by any outstanding subscriptions, options, warrants, rights, calls, commitments or agreements of any character calling for the transfer, purchase, redemption or issuance of any shares of Seller Common Stock or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such stock. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Seller shareholders may vote, nor any subordinated debt securities, are outstanding.

3.3 Authority; No Violation.

(a) Subject to the approval of this Agreement and the transactions contemplated hereby by the shareholders of Seller, Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Articles of Merger and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Articles of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger, have been duly and validly approved by the unanimous vote of the Board of Directors of Seller, and the Board of Directors of Seller has determined to recommend that the shareholders of Seller adopt and approve the Merger and the transactions contemplated hereby on substantially the terms and conditions set forth in this Agreement. Except for the approval of Seller’s shareholders of this Agreement and the transactions contemplated hereby as required under Georgia law, no other corporate proceedings on the part of Seller are necessary to consummate the transactions so contemplated other than the filing of the Articles of Merger as contemplated in Section 1.2. Subject to the receipt of the regulatory and other approvals described in this Agreement, this Agreement and the Articles of Merger have been, or will be, duly and validly executed and delivered by Seller and constitute, or will constitute upon execution and delivery thereof, valid and binding obligations of Seller, enforceable against Seller in accordance with and subject to their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, except that the availability of equitable remedies (including specific performance and injunctive relief) is within the discretion of the court before which any proceeding may be brought (the “Bankruptcy and Equity Exception”).

(b) None of the execution and delivery of this Agreement and the Articles of Merger by Seller, nor the consummation by Seller of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, nor compliance by Seller with any of the terms or provisions hereof or thereof, will (i) assuming that Seller’s shareholder approval referred to in Section 3.3(a) has been obtained, violate any provision of the articles of incorporation or bylaws (or comparable organizational documents) of Seller; (ii) assuming that the consents and approvals set forth in Section 3.3(c) are duly obtained, violate any (A) federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law (collectively, “Law”), to which Seller is subject or (B) any judgment, order, writ, decree or injunction applicable to Seller or any of its properties or assets; or (iii) assuming the consents and approvals set forth below are obtained, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, require the payment of any termination or like fee, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Seller under any of the terms, conditions or provisions of the Seller Agreements (as defined in Section 3.13) or any note, bond, mortgage, indenture, guarantee, deed of trust, license, lease, agreement or other instrument or obligation to which Seller is a party or by which any of its properties or assets may be bound or affected, except with respect to clause (iii) above, such as individually or in the aggregate will not have a Seller Material Adverse Effect.

(c) Except as set forth in Seller Disclosure Schedule 3.3(c) and for consents and approvals of or filings or effective registrations with or notices to the MCB, the GDBF, the Federal Deposit Insurance

Corporation (“FDIC”), the Federal Trade Commission, the Department of Justice, the Mississippi Secretary of State, the Georgia Secretary of State and the shareholders of Seller, no consents or approvals of or filings or effective registrations with or notices to any Governmental Entity or non-governmental third party are required on behalf of Seller in connection with (i) the execution and delivery of this Agreement and the Articles of Merger by Seller and (ii) the consummation by Seller of the Merger and the other transactions contemplated hereby and by the Articles of Merger. As of the date of this Agreement, Seller has no Knowledge of any reason why any requisite regulatory approvals to be obtained by it (i) should not be granted on a timely basis or (ii) may be conditioned or restricted in any manner (including any requirement relating to the raising of additional capital or the disposition of assets) which could cause a Seller Material Adverse Effect.

(d) No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation (collectively, “Takeover Laws”) is applicable to this Agreement and the transactions contemplated hereby.

3.4 Financial Statements.

(a) Seller has previously delivered to Parent true and correct copies of the audited balance sheets of Seller as of December 31, 2014, 2013 and 2012 and the related statements of earnings, comprehensive earnings, changes in shareholders’ equity and cash flows for the years ended December 31, 2014, 2013 and 2012, in each case accompanied by the audit reports of Porter Keadle Moore, LLC, independent public accountants, as well as the unaudited balance sheet of Seller as of September 30, 2015 and the related unaudited statements of earnings, comprehensive earnings, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2015. The financial statements of Seller referred to herein (including the related notes, where applicable), as well as the financial statements contained in the reports of Seller to be delivered by Seller pursuant to Section 5.5 hereof (the “Seller Financial Statements”), (i) have been prepared, or will be prepared, as the case may be, in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and (ii) fairly present or will fairly present in all material respects, as the case may be, the financial position of Seller at the respective dates thereof and the results of Seller’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to the omission of footnotes and normal and year-end audit adjustments as permitted by GAAP, none of which will be material.

(b) Except to the extent reflected, disclosed or reserved against in the Seller Financial Statements or immaterial liabilities incurred since September 30, 2015 in the ordinary course of business and consistent with past practice (none of which arises from breach of any contract or agreement, breach of warranty, tort, infringement, violation of any applicable Law or any litigation or other proceeding), Seller does not have any obligation or liability, whether absolute, accrued, contingent or otherwise and whether due or to become due, that is material to the business, result of operations, assets or financial condition of Seller.

(c) Since December 31, 2011 (i) neither Seller nor, to the Knowledge of Seller, any director, officer, employee, auditor, accountant or representative of it has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or its internal accounting controls, including any complaint, allegation, assertion or claim that Seller has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Seller, whether or not employed by Seller, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Seller or any of its officers, directors, employees or agents to Seller’s board of directors or any committee thereof or to any of Seller’s directors or officers.

3.5 Absence of Certain Changes or Events. There has not been any material change in the business, assets, liabilities, condition (financial or otherwise) or results of operations of Seller, taken individually or as a whole, since September 30, 2015, other than in connection with: (i) any change in banking or similar Laws of general applicability to banks or their holding companies or interpretations thereof by Governmental Entities; (ii) changes in GAAP that are generally applicable to the banking or savings industry; (iii) reasonable expenses incurred in connection with the transactions contemplated hereby; and (iv) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates.

3.6 Legal Proceedings. Seller is not a party to any, and there are no pending or, to the Knowledge of Seller, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against Seller, other than routine litigation arising in the ordinary course of business, which, individually or in the aggregate, could not reasonably be expected to have a Seller Material Adverse Effect. Seller is not a party to any judgment, order, writ, decree or injunction which, individually or in the aggregate, would reasonably be expected to have a Seller Material Adverse Effect.

3.7 Taxes and Tax Returns.

(a) Seller has duly filed (and until the Effective Time will so file) all returns, declarations, reports, information returns and statements (“Returns”) required to be filed or sent by or with respect to them in respect of any Taxes (as hereinafter defined) and has duly paid (and until the Effective Time will so pay) all Taxes due and payable other than Taxes or other charges which (i) are being contested in good faith (and are set forth on Seller Disclosure Schedule 3.7(a)) and (ii) have not finally been determined. Seller has established (and until the Effective Time will establish) on its books and records reserves that are adequate for the payment of all Taxes not yet due and payable, whether or not disputed or accrued, as applicable. The federal income tax returns of Seller have not been examined by the Internal Revenue Service (the “IRS”) (or are closed to examination due to the expiration of the applicable statute of limitations), and the Georgia franchise tax returns of Seller have not been examined by applicable authorities (or are closed to examination due to the expiration of the statute of limitations), and in either case no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. All Returns filed (and until the Effective Time to be filed) are or will be, as applicable, complete and accurate in all respects. There are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted in writing for, Taxes or assessments upon Seller, and no taxing authority has given written notice of the commencement of any audit, examination or deficiency action or made a claim in writing that Seller is required to file a Return in such taxing authority’s jurisdiction. There is no currently outstanding waiver, extension or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns with respect to Seller.

(b) Seller (i) has not requested any extension of time within which to file any Return which Return has not since been filed; (ii) is not a party to any written or unwritten agreement, arrangement or understanding providing for the allocation or sharing of, or indemnification with respect to, Taxes, which agreement, arrangement or understanding required Seller to make payments after January 1, 2015 or could require Seller to make any payments after the Effective Time; (iii) is not required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by Seller (nor does Seller have any Knowledge that the IRS has proposed any such adjustment or change of accounting method); (iv) has not been a “distributing corporation” or a

“controlled corporation” in a transaction intended to qualify under Section 355(a) of the Code within the past five years; (v) has never been a member of a consolidated, combined or unitary Tax group (other than a group of which Seller is or was the common parent) or has any liability for Taxes of any other entity under Treasury Regulation Section 1.1502-6 (or any similar provision of any Law); or (vi) has never engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(c) For purposes of this Agreement, “Taxes” shall mean all taxes, charges, fees, levies or other assessments imposed by any taxing authority (domestic or foreign), including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment (including withholding, payroll and employment taxes required to be withheld with respect to income paid to employees), excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign).

(d) No liens for Taxes exist with respect to any of the assets or properties of Seller, except for liens for Taxes not yet due and payable.

(e) Seller is not, nor has it ever been, an S-corporation within the meaning of Section 1361(a) of the Code.

(f) None of the assets of Seller (i) is tax-exempt use property within the meaning of Section 168(h) of the Code, (ii) directly or indirectly secures any debt the interest on which is exempt under Section 103(a) of the Code or (iii) is property that is required to be treated as being owned by a person (other than Seller) pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, as in effect immediately before the enactment of the Tax Reform Act of 1986.

(g) Seller will not be required to include in a taxable period ending after the Effective Time taxable income attributable to income that economically accrued in a taxable period ending on or before the Effective Time as a result of the installment method of accounting, the completed contract method of accounting, any method of reporting revenue from contracts which are required to be reported on the percentage of completion method (as defined in Section 460(b) of the Code) but that were reported using another method of accounting, or any other method of accounting.

(h) Seller is not a partner or a member of any partnership, joint venture or any other entity classified as a partnership for federal income tax purposes.

(i) Seller has disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

3.8 Employee Benefit Plans.

(a) Each employee benefit plan, arrangement, or commitment of Seller which is an “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is listed in Seller Disclosure Schedule 3.8(a), and each bonus, deferred compensation, pension (including an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”)), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plan, employment or severance contract and all other material fringe benefits, employee benefit plans, practices, arrangements or commitments under which Seller has any existing or future liability that cover current or former officers or employees (“Employees”) or current or former directors of Seller, whether individually or in the aggregate or by group or class, whether written or unwritten, qualified or non-qualified, are listed in Seller Disclosure Schedule 3.8(a) (the “Seller Plans”). Seller has furnished to Parent true and complete copies or descriptions of each Seller Plan together, if applicable, with (i) all amendments, supplements, funding arrangements, policies, or other related documents thereto, (ii) the most recent summary plan description for each such Seller Plan for which a summary plan description is required, (iii) any applicable trust agreement, (iv) the most recent actuarial (to the extent applicable) and financial reports prepared with respect to any Seller Plan that is intended to be qualified under Section 401(a) of the Code (“Qualified Seller Plan”), (v) the three most recent annual reports filed with any Governmental Entity, including all schedules thereto, (vi) the most recent determination or opinion or advisory letter or ruling, if any, issued by the IRS with respect to any Qualified Seller Plan and a description of any open requests for rulings, statements or letters that pertain to any such Qualified Seller Plan, and (vii) any material written communications within the past six plan years to or from the IRS or any Governmental Entity with respect to any Seller Plan.

(b)(i) Each Seller Plan has been operated in compliance with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental Laws, including but not limited to the Health Insurance Portability and Accountability Act of 1996, the Age Discrimination in Employment Act of 1967, the Family and Medical Leave Act of 1994, the Americans with Disabilities Act and the Americans with Disabilities Amendments Act of 2008 and the Patient Protection and Affordable Care Act of 2010, except for such instances of non-compliance that, either individually or in the aggregate, would not reasonably be expected to result in a Seller Material Adverse Effect; (ii) at all times after December 31, 2004, each Seller Plan that constitutes or includes a nonqualified plan of “deferred compensation” within the meaning of Section 409A of the Code has been operated in compliance in all material respects with the applicable provisions of Section 409A of the Code and each such Seller Plan has been timely amended to comply in all material respects with the applicable provisions of such section; (iii) each Qualified Seller Plan has received a favorable determination letter from the IRS or is entitled to rely upon a letter issued to a prototype sponsor or volume submitter sponsor covering all required Tax Law provisions or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code and, to the Knowledge of Seller, no fact or event has occurred since the date of such letter that could reasonably be expected to materially adversely affect the qualified status of any Qualified Seller Plan; (iv) all filings required by ERISA and the Code to be made to the Internal Revenue Service or Department of Labor as to each Seller Plan have been timely filed, and all notices and disclosures to participants required by either ERISA or the Code, including notice by any Seller Plan grandfathered under the Patient Protection and Affordable Care Act, have been timely provided; (v) Seller does not have any liability to the IRS with respect to any Seller Plan, including any liability imposed by Chapter 43 of the Code, and no amount or any asset of any Seller Plan is subject to tax as unrelated business taxable income; (vi) as of the date hereof, there is no pending or, to the Knowledge of Seller, threatened claim, administrative proceeding or litigation relating to any Seller Plan except claims for benefits arising in the ordinary course of the administration of such plans; (vii) Seller has not engaged in a transaction with respect to any Seller Plan subject to ERISA (an “ERISA Plan”) that could reasonably be expected to subject Seller to a Tax or penalty imposed by either Section 4975 of the Code or Sections 502(i) and 4071 of ERISA; (viii) Seller has never sponsored, maintained, or contributed to a plan, including any Seller Plan, which is a “defined benefit plan” within the meaning of Section 3(35) of ERISA or subject to Title IV of ERISA, and Seller has no Knowledge of any facts, circumstances, or reportable events that could reasonably be expected to give rise to any liability of Parent to the IRS or the Pension Benefit Guaranty Corporation under Title IV of ERISA; and (ix) Seller has not contributed to or been obligated to contribute to any “multi-employer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, regardless of whether based on contributions of an ERISA Affiliate. For purposes of this Agreement, the term “ERISA Affiliate” shall mean any entity, which together with Seller or Parent, as applicable, would be treated as a single employer under Code Section 414 or ERISA Section 4001(b).

(c) All contributions required to be made by Seller under the terms of any of their Seller Plans, as of the date hereof, have been timely made, and all obligations and liabilities under such Seller Plans that have accrued but are not due have been reflected in accordance with GAAP on their financial statements referred to in Section 3.4. No Pension Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and Seller does not have an outstanding funding waiver. It is not reasonably anticipated that required minimum contributions to any Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code. Seller has not provided, nor is it required to provide, security to any Pension Plan pursuant to Section 401(a)(29) of the Code, and no such plan is or has been subject to any limitation on accelerated distributions or amendments under Section 436 of the Code.

(d) Seller does not have any obligation to provide medical, health, dental, vision, life insurance, or disability benefits under any Seller Plan for any period after termination of employment, except as may be required by Section 4980B of the Code or Section 601 of ERISA or similar state or local law. Seller may amend or terminate any health or life benefit plan maintained by it at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination, and other than amounts that may be required in lieu of sufficient advance notice of such amendment or termination, and other than administrative and other expenses normally and typically required as part of a similar amendment or termination.

(e) There has been no amendment to, announcement by Seller relating to, or change in employee participation or coverage under, any Seller Plan which would materially increase the expense of maintaining such Seller Plan above the level of the expense incurred therefor for the most recent fiscal year. Except as set forth on Seller Disclosure Schedule 3.8(e), neither the execution of this Agreement, the approval of this Agreement by the shareholders of Seller nor the consummation of the transactions contemplated hereby (individually or in conjunction with any other event) will (i) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits or increase in the amounts payable or result in any other material obligation pursuant to any Seller Plan; (ii) limit or restrict their right or, after the consummation of the transactions contemplated hereby, the right of Employer (as defined in Section 5.13(a)(i)) to merge, amend or terminate any Seller Plan; (iii) entitle any Employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof; or (iv) cause Seller to record additional compensation expense on their income statements with respect to any outstanding stock option or other equity-based award.

Without limiting the generality of the foregoing, except as set forth on Seller Disclosure Schedule 3.8(e), neither the execution of this Agreement, approval of this Agreement by the shareholders of Seller nor the consummation of the transactions contemplated hereby (individually or in conjunction with any other event) could result in amounts paid or payable that would (i) constitute an “excess parachute payment” within the meaning of Section 280G of the Code or (ii) that would not be deductible under Section 162(a)(i) or 162(m) of the Code.

(f) Except as set forth on Seller Disclosure Schedule 3.8(f), there are no outstanding compensatory equity awards, including any contracts or arrangements awarding stock options, stock appreciation rights, restricted stock, deferred stock, phantom stock or any other equity or equity-based compensation to any employee, officer, director, consultant or other service provider of or to Seller. With respect to the Seller Stock Options, (i) the per share exercise price of all such options is equal to or greater than the fair market value (determined in accordance with Section 409A of the Code) of the underlying shares of Seller Common Stock as of their effective grant date and (ii) all such options were granted either on the date of approval by Seller’s board of directors or the compensation committee of Seller’s board of directors or at a later date specified by such board of directors or compensation committee, as applicable.

3.9 Regulatory Reports. Since January 1, 2012, Seller has duly filed in correct form all monthly, quarterly and annual reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with the GDBF, the FDIC and any other federal or state Governmental Entity having jurisdiction over Seller, and have paid all fees and assessments due and payable in connection therewith. As of their filing date, each such report or other filing did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. To the extent not prohibited by Law, Seller has delivered or made available to Parent accurate and complete copies of such reports, forms, correspondence, registrations and statements. Seller Disclosure Schedule 3.9 lists all examinations of Seller conducted by the applicable bank regulatory authorities since January 1, 2012 and the dates of any responses submitted thereto. In connection with the most recent examinations of Seller by the applicable bank regulatory authorities, Seller was not required to correct or change any material action, procedure or proceeding which Seller believes has not been now corrected or changed as required. Other than its normal examinations, there is no proceeding, examination or investigation pending or, to the Knowledge of Seller, threatened by any Governmental Entity with respect to Seller’s business or operations.

3.10 Seller Information. None of the information relating to Seller provided or to be provided by Seller for inclusion or incorporation by reference in the Proxy Statement/Prospectus (as defined herein) and/or in the registration statement on Form S-4, in which the Proxy Statement/Prospectus will be included as a part thereof, to be filed by Parent with the Securities and Exchange Commission (the “Commission”) in connection with the solicitation of the approval of this Agreement and the transactions contemplated hereby by the shareholders of Seller, as amended or supplemented (or on any successor or other appropriate schedule or form) (the “Registration Statement”), or in any application, notification or other document to be filed with any Governmental Entity in connection with the transactions contemplated by this Agreement, will, with respect to the Proxy Statement/Prospectus, as of the date the Proxy Statement/Prospectus is first mailed to Seller’s shareholders or as of the time of the Special Meeting, or, with respect to the Registration Statement, as of the time the Registration Statement is declared effective under the Securities Act of 1933, as amended (the “1933 Act”), or at the Effective Time, or at the time any such other application, notification or other document are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except that this representation shall not apply to any information in the Proxy Statement/Prospectus, the Registration Statement or such other applications, notifications or other documents supplied by Parent or Acquiror for inclusion or incorporation by reference therein), provided, that information as of a later date shall be deemed to modify information as of an earlier date.

3.11 Compliance with Applicable Law.

(a) Seller has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with Governmental Entities, that are required in order to permit it to carry on its business as it is presently being conducted and to own or lease its properties and assets, and all such permits, licenses, certificates of authority, orders and approvals are in full force and effect. To the Knowledge of Seller, no suspension or cancellation of any of the same is threatened.

(b) Seller is not (i) in violation of (A) its articles of incorporation or bylaws (or comparable organizational documents) or any other governing instrument, or (B) any Law of any Governmental

Entity material to the business or operations of Seller or (ii) in default with respect to any judgment, order, writ, decree or injunction of any court or other Governmental Entity material to the business or operations of Seller, except for, with respect to clause (ii), such violations which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect. Seller has not received any written notice from any Governmental Entity asserting that Seller is in violation of or default with respect to any of the foregoing. Seller is not subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all banks issued by Governmental Entities), and neither of them has received any written communication requesting that it enter into any of the foregoing. Seller did not participate in the United States Department of the Treasury’s Capital Purchase Program or its Community Development Capital Initiative.

(c) Without limiting the generality of the foregoing, Seller is in material compliance with the Bank Secrecy Act and all regulations promulgated thereunder and has timely and properly filed and maintained in all material respects all requisite Currency Transaction Reports and Suspicious Activity Reports and has properly monitored transaction activity (including, but not limited to, wire transfers). In addition, Seller is in material compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act, the GLB Act Privacy Provisions, Office of Foreign Assets Control Regulation, Bank Protection Act, all applicable Financial Crimes Enforcement Network requirements and all other related laws. Seller has neither had nor suspected any material incidents of fraud or defalcation during the last two years.

3.12 Deposit Insurance and Other Regulatory Matters. The deposit accounts of Seller are insured by the FDIC to the maximum extent permitted by the Federal Deposit Insurance Act, as amended (the “FDIA”), and Seller has paid when due all premiums and assessments required by the FDIA and the regulations thereunder. No action, suit or proceeding is pending or, to the Knowledge of Seller, has been threatened by the FDIC against Seller with respect to the termination of such insurance. Seller has complied in all material respects with any agreements or commitments entered into or made by Seller in connection with obtaining “brokered” deposits.

3.13 Certain Contracts.

(a) Except as disclosed in Seller Disclosure Schedule 3.13(a), Seller is not a party to, nor is it bound or affected by, nor does it receive or is it obligated to pay compensation or benefits under (i) any agreement, arrangement or commitment, including any agreement, indenture or other instrument relating to the borrowing of money by Seller or the guarantee by Seller of any obligation except for deposit liabilities, federal funds purchased, borrowings from the Federal Home Loan Bank and securities repurchase agreements entered into in the ordinary course of business; (ii) any contract, agreement or understanding with a labor union; (iii) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer or employee of Seller upon execution of this Agreement or upon or following consummation of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events); (iv) any agreement, arrangement or understanding to which Seller is a party or by which it is bound which materially limits the freedom of Seller to compete in any line of business or with any person, or that involve any restriction of the geographic area in which, or method by which, it may carry on its business (other than as may be required by Law or any Governmental Entity); (v) any assistance agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order or condition of any regulatory order or decree with or by the FDIC, the GDBF or any other regulatory agency (and no such agreement, memorandum or order imposes any obligation on Seller to make any additional capital contributions); (vi) any joint venture, partnership or similar agreement, arrangement or understanding providing for the sharing of profits, losses, costs or liabilities by Seller with any other person; (vii) any purchase and assumption agreement with the FDIC; or (viii) any other agreement, arrangement or understanding to which Seller is a party and which is material to the business, results of operations, assets, liabilities or condition (financial or otherwise) of Seller (excluding loan agreements or agreements relating to deposit accounts); in each of the foregoing cases whether written or oral (each such agreement listed, or required to be listed, in this Section 3.13(a) is referred to herein as a “Seller Agreement”). Except as set forth in Seller Disclosure Schedule 3.13(a)(ix), Seller is not a party to any agreement, arrangement or commitment relating to the employment of a consultant or the employment, retirement, election or retention in office of any present or former director, officer or employee of Seller (other than those which are terminable at will without any further amounts being payable thereunder as a result of termination by Seller).

(b) Seller is not in default or in non-compliance under any Seller Agreement, and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default or non-compliance, except for such default or non-compliance which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect. Each Seller Agreement is valid, binding and enforceable against Seller and, to the Knowledge of Seller, the other parties thereto in accordance with their respective terms, except as limited by the Bankruptcy and Equity Exception, and is in full force and effect in accordance with its terms and all rents and other monetary amounts that may have become due and payable thereunder have been paid, except for such failures to have paid all rents and other monetary amounts which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect.

3.14 Properties and Insurance.

(a) All of the tangible assets and other personal property owned or leased by Seller or presently used by it in its business is in good condition (ordinary wear and tear excepted) and is reasonably sufficient to carry on the business of Seller in the ordinary course consistent with past practices. Seller has title and, as to owned real property, good and marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Seller’s unaudited balance sheet as of September 30, 2015 or owned and acquired subsequent thereto (except for such assets and properties that have been disposed of for fair value in the ordinary course of business since September 30, 2015), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said balance sheet or the notes thereto or have been incurred in the ordinary course of business after the date of such balance sheet; (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith and for which adequate reserves have been made in the Seller Financial Statements; (iii) liens for real property Taxes not yet due and payable; (iv) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, results of operations, assets, liabilities or condition (financial or otherwise) of Seller, taken individually or as a whole; and (v) with respect to owned real property, (x) easements, rights-of-way, covenants, consents, restrictions, encroachments, variations and other restrictions, charges or encumbrances (whether recorded or not) that do not interfere materially with the ordinary course of Seller’s business at such property, (y) building restrictions, zoning laws and other Laws, now or at any time hereafter adopted by any Governmental Entity having jurisdiction that do not materially interfere with the ordinary course of Seller’s business, or (z) imperfections or irregularities of title noted in title reports delivered to Parent prior to the date hereof (items (i) – (v) are collectively referred to herein as “Permitted Liens”). Seller as lessee has the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all respects as presently occupied, used, possessed and controlled by Seller. Seller Disclosure Schedule 3.14(a) sets forth an accurate listing of each lease pursuant to which Seller acts as lessor or lessee, including the expiration date and the terms of any renewal options which relate to the same. Seller does not have any legal obligation, absolute or contingent, to any other person to sell or dispose of any of its assets except in the ordinary course of business consistent with past practices.

(b) Seller Disclosure Schedule 3.14(b) sets forth a list of all policies of fire, theft, public liability, business interruption and other insurance (including fidelity bonds insurance) maintained by Seller as of the date hereof. The business operations and all insurable properties and assets of Seller are reasonably insured for its benefit against all risks (including flood) which, to the Knowledge of Seller, should be insured against, in each case, under valid, binding and enforceable policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are, to the Knowledge of Seller, adequate for the business engaged in by Seller. As of the date hereof, Seller has not received any written notice of cancellation or written notice of a material amendment of any such insurance policy or bond or is in default under such policy or bond, all premiums and other payments due under any such policy or bond have been paid, no coverage thereunder is being disputed, and all material claims thereunder have been or will be filed in a timely fashion.

3.15 Environmental Matters. For purposes of this Agreement, the following terms shall have the indicated meaning:

“Environmental Law” means any Law, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity relating to (1) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource); and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term “Environmental Law” includes (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 9601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Section 11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq.; and all comparable state and local Laws, and (2) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

“Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any regulated material containing any such substance as a component. Hazardous Substances include petroleum (including crude oil or any fraction thereof), friable asbestos, radioactive material and polychlorinated biphenyls, provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Substance” shall not mean or include any of such naturally occurring in any ambient air, surface water, ground water, land surface or surface strata.

“Loan Portfolio Properties and Other Properties Owned” means those properties owned, leased or operated by a person or its subsidiaries or those properties which serve as collateral for loans owned by a person or its subsidiaries.

(i) Seller has not been, and is not, in violation of or liable under any Environmental Law, (ii) none of the Loan Portfolio Properties and Other Properties Owned by Seller has been or is in violation of or, to the Knowledge of Seller, liable under any Environmental Law, and (iii) there are no actions, suits, demands, written notices, claims, investigations or proceedings pending or, to the Knowledge of Seller, threatened, relating to the Loan Portfolio Properties and Other Properties Owned by Seller under any Environmental Law, including any notices, demand letters or written requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law.

3.16 Allowance for Loan Losses and Real Estate Owned. The allowance for loan losses reflected on Seller’s balance sheets included in the Seller Financial Statements is in compliance with Seller’s existing methodology for determining the adequacy of its allowance for loan losses and was, at the time recorded, or will be in the case of subsequently delivered financial statements, as the case may be, adequate in all material respects as of their respective dates under the requirements of GAAP and the standards formally established by applicable Governmental Entities to provide for reasonably anticipated losses on outstanding loans net of recoveries. The real estate owned reflected on the balance sheets included in the Seller Financial Statements was, at the time recorded, or will be in the case of subsequently delivered financial statements, as the case may be, carried at the lower of cost or fair value, or the lower of cost or net realizable value, as required by GAAP.

3.17 Minute Books. Since January 1, 2012, the minute books, including any attachments thereto, of Seller contain complete and accurate records in all material respects of all meetings and other material corporate action held or taken by its board of directors (including committees thereof) and shareholders.

3.18 Affiliate Transactions. Except for (i) deposit agreements entered into in the ordinary course of business with customers of Seller; (ii) loans covered by the second sentence of Section 3.23(a); and (iii) obligations under employee benefit plans set forth on Seller Disclosure Schedule 3.8(a), and except as specifically contemplated by this Agreement, since January 1, 2012, Seller has not engaged in or agreed to engage in (whether in writing or orally) any transaction with any “affiliate,” as such term is defined in Rule 405 under the 1933 Act.

3.19 Internal Controls. Seller has implemented and maintains in accordance with applicable Law a system of internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) all transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (ii) access to Seller’s assets is permitted only in accordance with management’s general or specific authorization, and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

3.20 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts (including commitments to sell mortgage loans) and other similar risk management arrangements (collectively, the “Risk Management Instruments”), whether entered into for Seller’s own account or for the account of one or more of its customers, were entered into (i) in accordance with prudent business practices and all applicable Laws and (ii) to the Knowledge of Seller, with counterparties reasonably believed at the time to be financially responsible; and each of the Risk Management Instruments are valid and legally binding obligations of Seller; and are enforceable in accordance with their terms (except as limited by the Bankruptcy and Equity Exception), and are in full force and effect. Seller has in place risk management policies and procedures reasonably sufficient in scope and operation to protect against risks of the type and in amounts reasonably expected to be incurred by entities of similar size and in similar lines of business as Seller. Seller has duly performed all of its material obligations under Risk Management Instruments to the extent such obligations to perform have accrued. There are no material breaches, violations or defaults, or allegations or assertions thereof by

Seller or, to the Knowledge of Seller, the other party thereunder with respect to any Risk Management Instrument. Without limiting the generality of the foregoing, as of the date hereof, no events or circumstances have occurred, or are reasonably likely to occur prior to the Effective Time, that would require Seller to repurchase any mortgage loans sold to secondary market investors, nor has any such investor made any assertion to that effect.

3.21 Opinion. Prior to the execution of this Agreement, the board of directors of Seller has received the oral opinion (to be confirmed in writing) of its financial advisor, BSP Securities, LLC, to the effect that, as of the date thereof and based upon and subject to the assumptions and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Seller Common Stock. Seller shall furnish an accurate and complete copy of such opinion to Parent, solely for informational purposes, as promptly as practicable following the execution of this Agreement. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.22 Broker Fees. Except as set forth in Seller Disclosure Schedule 3.22, neither Seller nor any of its directors or officers has employed any consultant, broker or finder or incurred any liability for any consultant’s, broker’s or finder’s fees or commissions in connection with any of the transactions contemplated by this Agreement.

3.23 Loans.

(a) All of the loans and other evidences of indebtedness (including commitments to extend credit) on the books of Seller in the original principal amount of $35,000 and above are valid and properly documented by notes, agreements and other evidences of indebtedness in all material respects and were solicited and originated, and are and have been administered and serviced, in the ordinary course of business consistent with Seller’s underwriting standards, and the security therefor, if any, is valid and properly perfected in all material respects, and no material collateral has been released from the lien granted to Seller with respect to any such loans unless approved by Seller and documented in its files. All loans and extensions of credit that have been made by Seller that are subject to Section 22(h) of the Federal Reserve Act, as amended, and Regulation O (12 C.F.R. Part 215) promulgated thereunder, comply in all material respects therewith. There are no employee, officer, director or other affiliate loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O. Neither the terms of such loans nor any of the loan documentation nor the manner in which such loans have been originated, administered and serviced nor Seller’s procedures and practices of approving or rejecting loan applications violates in any material respect any Law applicable thereto. Seller has full power and authority to hold such loans and has good and valid title to all such loans, free and clear of any liens (other than liens in the ordinary course of business to the FHLB or the Federal Reserve Bank of Atlanta), and the principal balance of each such loan as shown on the books and records of Seller is true and correct as of the last date shown thereon. To the Knowledge of Seller, each such loan is enforceable against the obligor(s) thereunder in accordance with its terms, in each such case subject to the Bankruptcy and Equity Exception. To the Knowledge of Seller, all such loans will continue in full force and effect immediately after the Effective Time, other than any loans that are paid or otherwise satisfied in full after the date hereof and prior to the Effective Time. For purposes of this Section 3.23, the term “loans” includes the documents relating in any way to such loans, including loan applications, notes or borrowing arrangements (including leases, credit enhancements, commitments and interest-bearing assets), security agreements, deeds of trust, appraisals, credit reports, disclosures, titles to collateral, verifications (including employment verification, deposit verification, etc.), mortgages, loan agreements, including building and loan agreements, guarantees, pledge agreements, financing statements, intercreditor agreements, participation agreements, sureties and insurance policies (including title insurance policies) and all modifications, waivers and consents relating to any of the foregoing. The electronic data files delivered by Seller to Parent with respect to all outstanding Seller loans as of September 30, 2015 are true, correct and complete in all material respects.

(b) Since January 1, 2012 Seller has not received any request for any recourse or request to repurchase by a buyer of any loans, any pools of loans or participations in loans or pools of loans, including all claims made or, to the Knowledge of Seller, threatened, for repurchases of home mortgage loans sold to third parties.

(c) Seller has not purchased a participating interest from any third party in mortgage loans and has not financed the origination or purchase of mortgage loans by any third party.

(d) Since January 1, 2012, Seller has not foreclosed upon, or taken a deed or title to, any real estate (other than single-family residential properties) without complying in all material respects with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

(e) Since January 1, 2012, Seller has not acquired, serviced or disposed of any pool of Seller loans.

(f) Seller Disclosure Schedule 3.23(f) sets forth a list of (i) each Seller loan that as of September 30, 2015 had an outstanding balance and/or unfunded commitment of $100,000 or more and that as of such date (A) was contractually past due 90 days or more in the payment of principal and/or interest or was in default of any other material provision, (B) was on non-accrual status, (C) was classified as “substandard,” “doubtful” “loss,” “classified,” “criticized,” “impaired” or “special mention” (or words of similar import) by Seller or any Governmental Entity, (D) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Seller loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (E) where a specific reserve allocation exists in connection therewith, or (F) which is required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15; and (ii) each asset of Seller that as of September 30, 2015 was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Seller loans, and the book value thereof as of such date. For each Seller loan identified in accordance with the immediately preceding sentence, Seller Disclosure Schedule 3.23(f) sets forth the outstanding balance, including accrued and unpaid interest and late fees, on each such loan and the identity of the borrower thereunder as of September 30, 2015.

3.24 Investment Securities; BOLI.

(a) Except for securities pledged for reverse repurchase agreements, interest rate swap, cap and floor contracts or pledged to secure public trust funds, (i) none of the investments reflected in the audited balance sheet of Seller as of December 31, 2014 under the heading “Securities available for sale,” (ii) none of the investments by Seller since December 31, 2014, and (iii) none of the assets reflected in the audited balance sheet of Seller as of December 31, 2014 or in any unaudited balance sheet of Seller furnished to Parent after December 31, 2014 under the heading “Cash and due from banks” is subject to any restriction, whether contractual or statutory, that materially impairs the ability of Seller freely to dispose of such investment at any time. With respect to all repurchase agreements of which Seller is a party, Seller has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing each such repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby under such agreement.

(b) Seller Disclosure Schedule 3.24(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Seller, including the value of its BOLI as of the end of the month prior to the date hereof. Seller has taken all actions necessary to comply in all material respects with applicable Law in connection with the purchase of BOLI. The value of such BOLI is and has been fairly and accurately reflected in all material respects in the most recent balance sheet included in the financial statements of Seller delivered pursuant to Section 5.5 hereof, in accordance with GAAP. All BOLI is owned solely by Seller, and no other person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under such BOLI. Seller does not have any outstanding borrowings secured in whole or part by its BOLI.

3.25 Employees; Compensation.

(a) There is no individual classified as an independent contractor, consultant or agent of Seller who has received or was entitled to receive compensation in excess of $25,000 that was or should have been reported as taxable compensation on Form 1099 during fiscal year 2014 or who is expected to receive compensation in excess of $25,000 that should be reported as taxable compensation on Form 1099 during fiscal year 2015.

(b) Except to the extent that a failure to comply could not, individually or along with any other failure, have a Seller Material Adverse Effect, Seller is and has been in compliance with all applicable Laws material to the business and operations of Seller respecting employment and employment practices, terms and conditions of employment, and wages and hours, including any Law relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees. Seller is not and has not engaged in any unfair labor practices. Additionally, there are no strikes, slowdowns or work stoppages pending or, to the Knowledge of Seller, threatened with respect to the employees; there is no representation claim or petition or complaint pending before the National Labor Relations Board or any state or local labor agency and, to the Knowledge of Seller, no question concerning representation has been raised or threatened respecting the employees; to the Knowledge of Seller, no charges with respect to or relating to Seller’s business are pending before the Equal Employment Opportunity Commission or any state or local agency responsible for the prevention of unlawful employment practices, which could reasonably be expected to have a Seller Material Adverse Effect; and to the Knowledge of Seller, Seller does not have any obligations under any federal, state, or local government contract. No employee of Seller is an undocumented alien, and Seller has obtained a Form I-9 and all ancillary information required in connection therewith with respect to each such employee.

(c) Except to the extent that such liability could not, either individually or with any other liability, have a Seller Material Adverse Effect, Seller does not have any direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than a “common law employee” or with respect to any person leased from another employer.

(d) Except to the extent a failure to comply could not, individually or along with any other failure, have a Seller Material Adverse Effect, Seller has complied (or will comply) prior to the Effective Time in all material respects with all obligations existing on or before the Effective Time imposed by the Worker Adjustment and Retraining Notification Act (“WARN Act”) and any applicable similar state or local law, including, but not limited to, providing all notices required thereunder.

3.26 Tax and Regulatory Matters . Seller has not taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code or (ii) materially impede or delay receipt of any unqualified consents of regulatory authorities referred to in Section 5.7 or result in failure of the condition in Section 7.1(c). No Seller Common Stock has been or will be acquired by Seller prior to and in connection with the Merger. Seller has never made or been required to make an election under Section 338 of the Code.

3.27 Intellectual Property.

(a) Seller Disclosure Schedule 3.27 contains a complete and accurate list of all of Seller’s material U.S. and foreign (i) trademark or service mark registrations and applications, (ii) copyright registrations and applications, and (iii) Internet domain names. Seller does not own any patents or patent applications. Seller owns or has the valid right to use, in each case free and clear of all material liens (other than Permitted Liens), all applications, trademarks, service marks, trademark or service mark registrations and applications, trade names, logos, designs, Internet domain names, slogans and general intangibles of like nature, together with all goodwill related to the foregoing, copyrights, copyright registrations, renewals and applications, Software (as defined below), technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models and methodologies, licenses, agreements and all other material proprietary rights (collectively, the “Intellectual Property”) used in the business of Seller as it currently is conducted. “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (iv) the technology supporting and content contained on any owned or operated Internet site(s), and (v) all documentation, including user manuals and training materials, relating to any of the foregoing. The ownership or right to use such material Intellectual Property or Software of Seller (i) has not been challenged in any prior litigation to which Seller was a party, (ii) is not being challenged in any pending litigation to which Seller is a party and (iii) to the Knowledge of Seller, is not the subject of any threatened or proposed litigation. Provided that the required consents and prior notices described on Seller Disclosure Schedule 3.27 are obtained or given (as the case may be), the consummation of the transactions contemplated hereby will not result in the loss or impairment of any such Intellectual Property (other than goodwill associated with Seller) or Software of Seller.

(b) To the Knowledge of Seller, the conduct of the business of Seller as currently conducted does not infringe upon (either directly or indirectly, such as through contributory infringement or inducement to infringe), dilute, misappropriate or otherwise violate any Intellectual Property owned and controlled by any third party.

(c) To the Knowledge of Seller, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by or licensed to or by Seller, and no such claims have been made against a third party by Seller.

(d) Each item of Software which is used by Seller in connection with the operation of their businesses as currently conducted is either (i) owned by Seller, (ii) currently in the public domain or otherwise available to Seller without the need of a license, lease or consent of any third party, or (iii) used under rights granted to Seller pursuant to a written agreement, license or lease from a third party.

3.28 Regulatory Capital; Community Reinvestment Compliance. Seller is on the date hereof, and on the Closing Date, Seller will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FDIC. Seller is in material compliance with all applicable provisions of the Community Reinvestment Act of 1977, as amended (the “CRA”), and has received a CRA rating of “Satisfactory” in its most recent exam under the CRA. Seller has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could be reasonably expected to result in Seller failing to be “well-capitalized” or having its current CRA rating lowered within the next 12 months.

3.29 Trust Matters. Seller does not currently provide, nor at any time has ever provided, trust or fiduciary services.

3.30 Broker-Dealer and Investment Advisory Matters. Seller is not and none of its officers and employees is required to be registered, licensed or qualified with the Commission or any securities or insurance commission or other Governmental Entity as a broker-dealer, investment adviser, futures commission merchant, municipal securities dealer, registered principal, registered representative, agent, salesperson or investment adviser representative. Seller has not received any notice of proceedings relating to any obligation to be so registered, licensed or qualified. Each of Seller and, to the Knowledge of Seller, its solicitors, third party administrators, managers, brokers and distributors, have marketed, sold and issued investment products and securities in accordance with all applicable Laws governing sales processes and practices in all material respects. Seller does not provide any investment management or investment advisory or sub-advisory services to any person or entity that is registered as, an Investment Company under the Investment Company Act of 1940, as amended.

3.31 No Existing Discussions. As of the date hereof, Seller is not engaged, directly or indirectly, in any negotiations or discussions with any other person with respect to an Acquisition Transaction (as hereinafter defined).

3.32 Certain Business Practices. Seller has not, and, to the Knowledge of Seller, no director, officer, agent or employee of Seller has, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

3.33 Continuity of Business Enterprise. Seller operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulations Section 1.368-1(d).

3.34 Indemnification. No present or former director, officer, employee or agent of any of Seller has any claim for indemnification from Seller. To the Knowledge of Seller, no action or failure to take action by any present or former director, officer, employee or agent of Seller or other event has occurred, or has been alleged to have occurred, which occurrence or allegation could reasonably be likely to give rise to any claim by any such present or former director, officer, employee or agent for indemnification from any of Seller.

3.35 Vote Required. The only vote of the holders of any class or series of capital stock of Seller necessary or required in order to adopt this Agreement or approve the transactions contemplated hereby, including the Merger, is the adoption of this Agreement by the holders of two-thirds of the outstanding shares of Seller Common Stock entitled to vote on such matter (the “Seller Shareholder Approval”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIROR

Except as (a) disclosed in writing in the correspondingly enumerated section or subsection of the disclosure schedule of Parent delivered herewith (the “Parent Disclosure Schedule”) (provided that each exception set forth in the Parent Disclosure Schedule shall be deemed to qualify any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without need to examine underlying documentation)) or (b) disclosed in any publicly available report, schedule, form or other document filed with the SEC by Parent prior to the date hereof and on or after the date on which Parent filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), Parent and Acquiror, jointly and severally, represent and warrant as of the date hereof to Seller as set forth in this Article IV. The Parent Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in this Article IV. The phrase “provided to Seller”, “delivered to Seller” or “made available to Seller” or any phrase of similar import means that Parent or Acquiror has delivered, provided access to or made certain items available for review and copying, or that such items are available on www.sec.gov, to Seller or its counsel. For purposes of this Article IV, the phrase “to the Knowledge of Parent,” the phrase “to Parent’s Knowledge” or any phrase of similar import shall be deemed to refer to the actual knowledge of the senior executive officers of Parent and Acquiror (i.e., the senior vice president level and above) after reasonable investigation.

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Mississippi. Parent has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have a Parent Material Adverse Effect. The term “Parent Material Adverse Effect” shall mean any change, state of facts, circumstance, event or development, which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the business, results of operations, assets or financial condition of Parent and Acquiror, taken individually or as a whole, other than (i) effects resulting from the impact of any actions taken by Parent or any of its subsidiaries with the prior written consent of Seller or required expressly by this Agreement or any action not taken by Parent or any of its subsidiaries to the extent such action is prohibited by this Agreement without the prior written consent of Seller and Seller has not consented to such action; (ii) changes in Laws or interpretations thereof that are generally applicable to the banking industry; (iii) changes in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally; (iv) expenses incurred in connection with this Agreement and the Merger including payments to be made pursuant to employment and severance agreements and the termination of other benefit plans; (v) changes attributable to or resulting from changes that are the result of factors generally affecting financial institutions including changes in interest rates; (vi) changes in general economic, market, political or regulatory conditions in the United States; (vii) a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of Parent Common Stock, in and of itself, but not including any underlying causes thereof; (viii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (ix) the impact of the announcement of this Agreement, the Merger and the other transactions contemplated hereby; provided, that as to each of clauses (ii), (iii), (v), (vi) or (viii), such change, state of facts, circumstance, event or development does not have a disproportionate effect on Parent or Acquiror as compared to other financial institutions or their holding companies. Parent is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Parent has furnished or made available to Seller true and complete copies of the articles of incorporation and bylaws (or comparable organizational documents) of Parent and Acquiror as in effect on the date hereof.

(b) Parent Disclosure Schedule 4.1(b) lists the subsidiaries of Parent. Acquiror is a bank association duly organized, validly existing and in good standing under the laws of the State of Mississippi. Acquiror has the requisite corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(c) Each of Parent’s subsidiaries (other than Acquiror, which is addressed in Section 4.1(b)), is duly incorporated or duly organized, as applicable to each subsidiary, validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of such subsidiaries has the requisite corporate, limited liability company or trust power and authority, as applicable, to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(d) Other than as listed on Parent Disclosure Schedule 4.1(b) and Acquiror’s ownership of stock of the Federal Home Loan Bank of Dallas, Parent does not own or control, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other entity.

4.2 Capitalization. The authorized capital stock of Parent consists of 75,000,000 shares of the Parent Common Stock, of which 40,272,141 shares are issued and outstanding and 1,019,904 shares are held in treasury as of the date hereof, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding on the date hereof. The authorized capital stock of Acquiror consists of 772,822 shares of common stock, $5.00 par value per share, all of which are issued and outstanding. All issued and outstanding shares of Parent Common Stock and all issued and outstanding shares of capital stock of Acquiror have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. All of the outstanding shares of Acquiror Common Stock are owned by Parent free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever. Except for stock options issued under Parent’s long-term incentive compensation plan (and any stock options issued under any similar plan assumed by Parent in connection with prior business combination transactions), neither Parent nor Acquiror nor any of the other subsidiaries of either, has or is bound by any outstanding subscriptions, options, warrants, rights, calls, commitments or agreements of any character calling for the transfer, purchase, redemption or issuance of any shares of Parent Common Stock or Acquiror Common Stock or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such stock. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Parent shareholders may vote, nor any subordinated debt securities, are outstanding.

4.3 Authority; No Violation.

(a) Parent and Acquiror have all requisite corporate power and authority to execute and deliver this Agreement and the Articles of Merger, as applicable, and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Articles of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger, have been duly and validly approved by the unanimous vote of the board of directors of Parent and Acquiror, as applicable. Except for the approval of Acquiror’s sole shareholder of this Agreement required under Mississippi law, the Articles of Merger and the transactions contemplated hereby and thereby, no other corporate proceedings on the part of Parent or Acquiror are necessary to consummate the transactions so contemplated other than the filing of the Articles of Merger as contemplated in Section 1.2. Subject to the receipt of the regulatory and other approvals described in this Agreement, this Agreement and the Articles of Merger have been, or will be, duly and validly executed and delivered by Parent and Acquiror, as applicable, and constitute, or will constitute upon execution and delivery thereof, valid and binding obligations of Parent and Acquiror, as applicable, enforceable against Parent and Acquiror, as applicable, in accordance with and subject to their terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception.

(b) None of the execution and delivery of this Agreement and the Articles of Merger by Parent and Acquiror, as applicable, nor the consummation by Parent and Acquiror of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof nor compliance by Parent or Acquiror with any of the terms or provisions hereof or thereof, will (i) violate any provision of the articles of incorporation or bylaws (or comparable organizational documents) of Parent, Acquiror or any other subsidiary of Parent; (ii) assuming that the consents and approvals set forth in Section 4.3(c) are duly obtained, violate any (A) Law to which Parent, Acquiror or any of the other subsidiaries of Parent is subject or (B) any judgment, order, writ, decree or injunction applicable to Parent or Acquiror or any of their respective properties or assets; or (iii) assuming the consents and approvals set forth below are obtained, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, require the payment of any termination or like fee, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Parent or Acquiror under any of the terms, conditions or provisions of any agreements or contracts mentioned in Section 4.13 or any note, bond, mortgage, indenture, guarantee, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or Acquiror is a party, or by which any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a Parent Material Adverse Effect.

(c) Except for consents and approvals of or filings or effective registrations with or notices to the MCB, the GDBF, the Commission, other applicable state and federal securities commissions, agencies and other similar regulatory bodies (including NASDAQ, the Financial Industry Regulatory Authority and other industry self-regulatory organizations), the FDIC, the Federal Trade Commission, the Department of Justice, the Mississippi Secretary of State, the Georgia Secretary of State, and the sole shareholder of Acquiror, and such other consents or approvals of or filings or effective registrations with or notices to any non-governmental third party which the failure to make or obtain, individually or in the aggregate, would not reasonably be likely to result in a Parent Material Adverse Effect, no consents or approvals of or filings or effective registrations with or notices to any Governmental Entity or non-governmental third party are required on behalf of Parent or Acquiror in connection with (i) the execution and delivery of this Agreement and the Articles of Merger by Parent and Acquiror, as applicable, and (ii) the consummation by Acquiror of the Merger and the other transactions contemplated hereby and by the Articles of Merger. As of the date of this Agreement, Parent and Acquiror has no Knowledge of any reason why any requisite regulatory approvals to be obtained by it (i) should not be granted on a timely basis or (ii) may be conditioned or restricted in any manner (including any requirement relating to the raising of additional capital or the disposition of assets) which could cause a Parent Material Adverse Effect.

4.4 Financial Statements.

(a) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Documents (as defined below) (the “Parent Financial Statements”): (i) complied as to form in all material respects with the published rules and regulations of the Commission with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the Commission for quarterly reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries at the respective dates thereof and the consolidated results of Parent operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the Commission.

(b) Except to the extent reflected, disclosed or reserved against in the Parent Financial Statements or immaterial liabilities incurred since September 30, 2015 in the ordinary course of business and consistent with past practice (none of which arises from breach of any contract or agreement, breach of warranty, tort, infringement, violation of any applicable Law or any litigation or other proceeding or is otherwise a “loss contingency” within the meaning of Accounting Standards Codification Topic 450, Contingencies), neither Parent nor Acquiror has any obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, results of operations, assets or financial condition of Parent and Acquiror, taken individually or as a whole.

(c) Since December 31, 2011, (i) neither Parent nor any of its subsidiaries nor, to the Knowledge of Parent, any director, officer, employee, auditor, accountant or representative of it or any of its subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its subsidiaries, whether or not employed by Parent or any of its subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to Parent’s board of directors or any committee thereof or to any of Parent’s directors or officers.

(d) Parent and Acquiror have maintained a system of “internal controls over financial reporting” (as defined in Rules 13(a)-15(f) and 15d-15(f) of the Securities and Exchange Act of 1934, as amended (the “1934 Act”)) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and which includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent and Acquiror, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of Parent and Acquiror are being made only in accordance with authorizations of management and directors of Parent or Acquiror, as applicable, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of Parent or Acquiror that could have a material effect on the financial statements. Parent and Acquiror have devised and maintained “disclosure controls and procedures” (as defined in Rules 13(a)-15(e) and 15d-15(d) of the 1934 Act) effective for ensuring that information Parent is required to disclose in reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Parent has disclosed, based on its most recent evaluation, in the Parent SEC Documents and to its outside auditors and the audit committee of the Parent’s board of directors (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the 1934 Act) which are likely to adversely affect Parent’s ability to record, process, summarize and report financial data and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

4.5 Absence of Certain Changes or Events. There has not been any adverse change in the business, results of operations, prospects, assets or financial condition of Parent and Acquiror taken individually or as a whole since September 30, 2015 that could reasonably be expected to have a material adverse effect on the ability of Parent and Acquiror to perform their obligations hereunder other than: (i) any change in banking or similar Laws of general applicability to banks, savings institutions or their holding companies or interpretations thereof by Governmental Entities; (ii) changes in GAAP that are generally applicable to the banking or savings industries; (iii) reasonable expenses incurred in connection with the transactions contemplated hereby; and (iv) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates.

4.6 Legal Proceedings. None of Parent or any of its subsidiaries is a party to any, and there are no pending or, to the Knowledge of Parent, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against Parent or any of its subsidiaries other than routine litigation arising in the ordinary course of business, which, individually or in the aggregate, could not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its subsidiaries is a party to any judgment, order, writ, decree or injunction which, individually or in the aggregate, could reasonably be expected to have a Parent Material Adverse Effect.

4.7 Taxes and Tax Returns. Except, as to each statement below, where the inaccuracy of such statement would not result in a Parent Material Adverse Effect:

(a) Each of Parent and its subsidiaries has duly filed (and until the Effective Time will so file) all Returns required to be filed or sent by or with respect to them in respect of any Taxes and has duly paid (and until the Effective Time will so pay) all Taxes due and payable other than Taxes or other charges which (i) are being contested in good faith and (ii) have not finally been determined. Parent and Acquiror have established (and until the Effective Time will establish) on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable, whether or not disputed or accrued, as applicable. Except as set forth in Parent Disclosure Schedule 4.7(a), (i) the federal income tax returns of Parent and Acquiror have not been examined by the IRS (or are closed to examination due to the expiration of the applicable statute of limitations), and (ii) the Mississippi franchise tax returns of Parent and Acquiror, as applicable, respectively, have not been examined by applicable authorities (or are closed to examination due to the expiration of the statute of limitations), and in the case of both (i) and (ii) no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. All Returns filed (and until the Effective Time to be filed) are or will be, as applicable, complete and accurate in all respects. There are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted in writing for, Taxes or assessments upon Parent or Acquiror, and no taxing authority has given written notice of the commencement of any audit, examination or deficiency action or made a claim in writing that Parent or Acquiror is required to file a Return in such taxing authority’s jurisdiction. There is no currently outstanding waiver, extension or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns with respect to Parent or Acquiror.

(b) No liens for Taxes exist with respect to any of the assets or properties of Parent or any of its subsidiaries, except for liens for Taxes not yet due and payable.

4.8 Securities Documents and Regulatory Reports.

(a) Since January 1, 2013, Parent has filed or furnished on a timely basis with the Commission all final registration statements, prospectuses, annual, quarterly or current reports and definitive proxy statements or other communications (other than general advertising materials), forms, reports, schedules, statements or other documents required to be filed or furnished by it pursuant to the 1933 Act or the 1934 Act, or the rules and regulations promulgated by the Commission (all such filed or furnished documents since January 1, 2013, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Parent SEC Documents”). As of the respective dates of their filing or being furnished (and, in the case of registration statements and proxy statements, as of the dates of their effectiveness and the dates of mailing, respectively), except to the extent that any Parent SEC Document has been amended or superseded by a subsequently filed Parent SEC Document prior to the date hereof, in which case, as of the date of such amended or superseded filing, each such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, form, report, schedule statement or other document, as of its date, complied or, if not yet filed or furnished, will comply in all material respects with all Laws applicable to the Parent SEC Documents (including the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act of 2002, as amended) and did not, and any Parent SEC Documents filed with or furnished to the Commission subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, that information as of a later date filed publicly prior to the date hereof shall be deemed to modify information as of an earlier date.

(b) Since January 1, 2012, Parent and Acquiror have duly filed in correct form all monthly, quarterly and annual reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with the MCB, FDIC, the FRB and any other federal or state Governmental Entity having jurisdiction over Parent and/or Acquiror, other than the Commission, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such monthly, quarterly and annual reports, forms, correspondence, registrations and statements, individually or in the aggregate, is not reasonably likely to have a Parent Material Adverse Effect. As of their filing date, each such report or other filing did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. To the extent not prohibited by Law, Parent has delivered or made available to Seller accurate and complete copies of such reports, forms, correspondence, registrations and statements. Parent Disclosure Schedule 4.8 lists all examinations of Parent and Acquiror conducted by the applicable bank regulatory authorities since January 1, 2013 and the dates of any responses submitted thereto. In connection with the most recent examinations of Parent or any of the subsidiaries by the applicable bank regulatory authorities, neither Parent nor any of its subsidiaries was required to materially correct or change any action, procedure or proceeding which Parent or Acquiror believes has not been now corrected or changed as required. Other than its normal examinations, there is no proceeding, examination or investigation pending or, to the Knowledge of Parent or Acquiror, threatened by any Governmental Entity with respect to Parent’s or Acquiror’s business or operations.

4.9 Parent Information. None of the information relating to Parent and its subsidiaries to be provided by Parent or Acquiror for inclusion or incorporation by reference in the Proxy Statement/Prospectus and/or in the Registration Statement or in any application, notification or other document to be filed with any Governmental Entity in connection with the transactions contemplated by this Agreement, will, as of the date the Proxy Statement/Prospectus is first mailed to Seller’s shareholders or at the time of the Special Meeting, or at the time the Registration Statement becomes effective under the 1933 Act or at the Effective Time, or at the time any such other application, notification or other document are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except that this representation shall not apply to any information in the Proxy Statement/Prospectus, the Registration Statement or such other applications, notifications or other documents supplied by Seller for inclusion), provided that information as of a later date shall be deemed to modify information as of an earlier date.

4.10 Compliance with Applicable Law.

(a) Each of Parent and its subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with Governmental Entities that are required in order to permit it to carry on its business as it is presently being conducted and to own or lease its properties and assets, and all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, except for such failures to have such permits, licenses, certificates of authority, orders and approvals of, to make all filings, applications and registrations with Governmental Entities or to be in full force and effect which, individually or in the aggregate, would not reasonably be likely to result in a Parent Material Adverse Effect. To the Knowledge of Parent, no suspension or cancellation of any of the same is threatened.

(b) Neither Parent nor any of its subsidiaries is (i) in material violation of (A) its respective articles of incorporation or bylaws (or comparable organizational documents) or any other governing instrument or (B) any Law of any Governmental Entity or (ii) in default with respect to any judgment, order, writ, decree or injunction of any court or other Governmental Entity, except in the case of clauses (i)(A) and (ii) above, such violations or defaults which, individually or in the aggregate, would not reasonably be likely to result in a Parent Material Adverse Effect. Neither Parent nor any of its subsidiaries has received any written notice from any Governmental Entity asserting that Parent or any of its subsidiaries is in violation of any of the foregoing, except for such violations which, individually or in the aggregate, would not reasonably be likely to result in a Parent Material Adverse Effect. Neither Parent nor Acquiror is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all banks issued by Governmental Entities), and neither of them has received any written communication requesting that it enter into any of the foregoing, except for such cease and desist orders, agreements, written directives, memorandums of understanding or written commitments which, individually or in the aggregate, would not reasonably be likely to result in a Parent Material Adverse Effect. Neither Parent nor Acquiror participated in the United States Department of the Treasury’s Capital Purchase Program or its Community Development Capital Initiative.

(c) Without limiting the generality of the foregoing, to the Knowledge of Parent, each of Parent and Acquiror is in material compliance with the Bank Secrecy Act and all regulations promulgated thereunder and has timely and properly filed and maintained in all material respects all requisite Currency Transaction Reports and Suspicious Activity Reports and has properly monitored transaction activity (including, but not limited to, wire transfers). In addition, each of Parent and Acquiror is in material compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act, the GLB Act Privacy Provisions, Office of Foreign Assets Control Regulation, Bank Protection Act, all applicable Financial Crimes Enforcement Network requirements and all other related laws. Parent and Acquiror have neither had nor suspected any material incidents of fraud or defalcation during the last two years.

4.11 Employee Benefit Plans.

(a) Each employee benefit plan, arrangement, or commitment of Parent or any of its subsidiaries which is an “employee benefit plan” within the meaning of Section 3(3) of ERISA, and each bonus, deferred compensation, pension (including an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA) (“Parent Pension Plan”), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plan and all other material fringe benefits, employee benefit plans, practices, arrangements or commitments under which either Parent or any of its subsidiaries has an existing or future liability that cover current or former officers or employees or directors of Parent and any of the subsidiaries, whether individually or in the aggregate or by group or class, whether written or unwritten, qualified or non-qualified are listed in Parent Disclosure Schedule 4.11(a) (the “Parent Plans”). Parent has furnished to Seller true and complete copies or descriptions of each Parent Plan together, if applicable, with (i) all amendments, supplements, funding arrangements, policies, or other related documents thereto, (ii) the most recent summary plan description for each such Parent Plan for which a summary plan description is required, (iii) any applicable trust agreement, (iv) the most recent actuarial (to the extent applicable) and financial reports prepared with respect to any Parent Plan that is intended to be qualified under Section 401(a) of the Code (“Qualified Parent Plan”), (v) the three most recent annual reports filed with any Governmental Entity, including all schedules thereto, (vi) the most recent determination letter or ruling, if any, issued by the IRS with respect to any Qualified Parent Plan and a description of any open requests for rulings, statements or letters that pertain to any such Qualified Parent Plan, (vii) all registration statements filed with the Commission with respect to any of the Parent Plans, and (viii) any material written communications within the past six plan years to or from the IRS or any Governmental Entity with respect to any Parent Plan.

(b) Except as disclosed in Parent Disclosure Schedule 4.11(b): (i) each Parent Plan has been operated in compliance with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental Laws, including but not limited to the Health Insurance Portability and Accountability Act of 1996, the Age Discrimination in Employment Act of 1967, the Family and Medical Leave Act of 1994, the Americans with Disabilities Act and the Americans with Disabilities Amendments Act of 2008, the Patient Protection and Affordable Care Act of 2010, except for such instances of non-compliance that, either individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect; (ii) at all times after December 31, 2004, each Parent Plan that constitutes a nonqualified plan of “deferred compensation” within the meaning of Section 409A of the Code has been operated in compliance in all material respects with the applicable provisions of Section 409A of the Code and each Parent Plan has been timely amended to comply in all material respects with the applicable provisions of such section; (iii) each Qualified Parent Plan has received a favorable determination letter from the IRS or is entitled to rely upon a letter issued to a prototype sponsor or volume submitter sponsor covering all required Tax Law provisions or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code and, to the Knowledge of Parent, no fact or event has occurred since the date of such letter that could reasonably be expected to materially adversely affect the qualified status of any Qualified Parent Plan; (iv) neither Parent nor any of its subsidiaries has any liability to the IRS with respect to any Parent Plan, including any liability imposed by Chapter 43 of the Code, and no amount or any asset of any Parent Plan is subject to tax as unrelated business taxable income; (v) as of the date hereof, there is no pending or, to the Knowledge of Parent, threatened claim, administrative proceeding or litigation relating to any Parent Plan except claims for benefits arising in the ordinary course of the administration of such plans; (vi) neither Parent nor any of its subsidiaries has engaged in a transaction with respect to any Parent Plan subject to ERISA that could reasonably be expected to subject Parent or any of its subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Sections 502(i) and 4071 of ERISA; and (vii) neither Parent nor any of its subsidiaries has contributed to or been obligated to contribute to any “multi-employer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, regardless of whether based on contributions of an ERISA Affiliate. For purposes of this Agreement, the term “ERISA Affiliate” shall mean any entity, which together with Seller or Parent, as applicable, would be treated as a single employer under Code Section 414 or ERISA Section 4001(b).

(c) All contributions required to be made by Parent or any of its subsidiaries under the terms of any of their Parent Plans, as of the date hereof, have been timely made, and all obligations and liabilities under such Parent Plans that have accrued but are not due have been reflected in accordance with GAAP on their financial statements referred to in Section 3.4. No Parent Pension Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and neither Parent nor any of its subsidiaries has an outstanding funding waiver. Neither Parent nor any of its subsidiaries has provided, or is required to provide, security to any Parent Pension Plan pursuant to Section 401(a)(29) of the Code, and no such plan is or has been subject to any limitation on accelerated distributions or amendments under Section 436 of the Code.

(d) There has been no amendment to, announcement by Parent or any of its subsidiaries relating to, or change in employee participation or coverage under, any Parent Plan which would materially increase the expense of maintaining such Parent Plan above the level of the expense incurred therefor for the most recent fiscal year. Except as set forth on Parent Disclosure Schedule 4.11(e), neither the execution of this Agreement, approval of this Agreement by the sole shareholder of Acquiror nor the consummation of the transactions contemplated hereby (individually or in conjunction with any other event) will (i) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits or increase in the amounts payable or result in any other material obligation pursuant to any Parent Plan; (ii) limit or restrict their right or, after the consummation of the transactions contemplated hereby, the right of Employer (as defined in Section 5.13(a)(i)) to merge, amend or terminate any Parent Plan; (iii) entitle any Employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof; or (iv) cause Parent or any of its subsidiaries to record additional compensation expense on their income statements with respect to any outstanding stock option or other equity-based award.

4.12 Deposit Insurance and Other Regulatory Matters. The deposit accounts of Acquiror are insured by the FDIC to the maximum extent permitted by the FDIA, and Acquiror has paid when due all premiums and assessments required by the FDIA and the regulations thereunder. No action, suit or proceeding is pending or, to the Knowledge of Parent, has been threatened by the FDIC against Parent or Acquiror with respect to the termination of such insurance. Acquiror has complied in all material respects with any agreements or commitments entered into or made by Acquiror in connection with obtaining “brokered” deposits (as such term is defined in 12 C.F.R. § 337.6(a)(2)).

4.13 Material Contracts; Other Agreements. Neither Parent nor Acquiror is in default under any contract filed as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2014, or its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 or June 30, 2015, other than defaults which would not reasonably be likely to result in, individually or in the aggregate, a Parent Material Adverse Effect. Acquiror is in material compliance with all reporting, recordkeeping, audit and other requirements under all purchase and assumption agreements, commercial shared-loss agreements, and/or loss share arrangements with the FDIC and all agreements and arrangements with respect to loss sharing thereunder are enforceable against the FDIC in accordance with their respective terms (subject to the Bankruptcy and Equity Exception).

4.14 NASDAQ. Parent is in compliance in all material respects with the rules, regulations and policies of NASDAQ applicable to Parent.

4.15 Broker Fees. Except as set forth in Parent Disclosure Schedule 4.15, neither Parent nor any of its subsidiaries nor any of their respective directors or officers has employed any consultant, broker or finder or incurred any liability for any consultant’s, broker’s or finder’s fees or commissions in connection with any of the transactions contemplated by this Agreement.

4.16 Tax and Regulatory Matters. Neither Parent nor any of its subsidiaries has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code or (ii) materially impede or delay receipt of any consents of regulatory authorities referred to in Section 5.7 or result in failure of the condition in Section 7.1(c).

4.17 Regulatory Capital; Community Reinvestment Act. Acquiror is, and on the Closing Date, Acquiror will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FDIC, and on the date hereof, Parent is, and on the Closing Date, Parent will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FRB. To the Knowledge of Parent, Acquiror is in material compliance with all applicable provisions of the CRA and has received a CRA rating of “Satisfactory” in its most recent exam under the CRA. As of the date hereof, Parent and Acquiror have no Knowledge of the existence of any fact or circumstance or set of facts or circumstances that could be reasonably expected to result in Acquiror failing to be “well capitalized” or having its CRA rating lowered within the next twelve (12) months.

4.18 Parent Shares. The shares of Parent Common Stock to be issued to pay the aggregate Merger Consideration pursuant to this Agreement (i) will have been duly authorized by the Effective Time, and (ii) when issued in accordance with the terms of this Agreement, will be (A) validly issued, fully paid and non-assessable, (B) free and clear of all liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever, excluding restrictions under the 1933 Act, (C) issued in material compliance with all applicable securities Laws, and (D) in addition, such issuances shall not be subject to any preemptive right of shareholders of Parent or to any right of shareholders of Parent or to any right of first refusal or other right in favor of any person which has not been observed or waived.

4.19 Opinion. Prior to the execution of this Agreement, the board of directors of Parent has received the oral opinion (to be confirmed in writing) of its financial advisor, Raymond James & Associates, Inc., to the effect that, as of the date thereof and based upon and subject to the assumptions and qualifications set forth therein, the Merger Consideration is fair, from a financial point of view, to Parent. Parent shall furnish an accurate and complete copy of such opinion to Seller, solely for informational purposes, as promptly as practicable following the execution of this Agreement. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.20 No Parent Vote Required. No vote of the holders of any class or series of capital stock of Parent is necessary or required in order to adopt this Agreement or approve the transactions contemplated hereby, including the Merger.

4.21 No Financing. Parent has and will have as of the Effective Time, without having to resort to external sources, sufficient capital to effect the transactions contemplated by this Agreement. For the avoidance of doubt, prior to Effective Time, Parent may from time to time resort to external sources to raise equity or debt capital, which shall not be deemed to be a breach of the representation and warranty set forth in this Section 4.21 except where the purpose of such financing is to raise capital to effect the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS OF THE PARTIES

5.1 Conduct of the Business of Seller.

(a) During the period from the date hereof to the Effective Time, except as expressly permitted by this Article V, Seller shall conduct its business only in the ordinary course and consistent with past practice and prudent banking practice or as required hereunder, except with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, if Parent shall not have disapproved of Seller’s request in writing (Parent’s receipt of which has been confirmed by telephone) within three (3) Business Days upon receipt of such written request from Seller, then such request shall be deemed to be approved by Parent. Seller shall use its commercially reasonable efforts consistent with past practices to maintain and preserve intact its business organization, its rights, franchises and other authorizations issued by Governmental Entities and its current relationships with customers, regulators, employees and other persons with which it has business or other relationships. During the period from the date hereof to the Effective Time, Seller shall provide Parent with a true and complete copy of any agreement by Seller to indemnify and/or hold harmless any director, officer, employee or agent of Seller, except to the extent required under the mandatory provisions of the articles of organization or bylaws of Seller or under applicable Law, promptly (but in no event more than five days) after the date Seller executes any such agreement.

(b) Seller agrees to notify Parent and Acquiror as promptly as practicable if after the date hereof Seller makes or acquires any loan or issues a commitment (or renews or extends an existing commitment) for any loan relationship having total credit exposure to the applicable borrower (and its affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, in excess of $2,000,000, or amends, renews, restructures or modifies in any material respect any existing loan relationship, that would result in total credit exposure to the applicable borrower (and its affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, in excess of $2,000,000.

(c) The declaration of the last quarterly dividend by Seller prior to the Effective Time and the payment thereof shall be coordinated with Parent so that holders of Seller Common Stock do not receive dividends on both Seller Common Stock and Parent Common Stock received in the Merger in respect of such quarter.

5.2 Negative Covenants of Seller. Seller agrees that from the date hereof to the Effective Time, except with respect to all reasonable transfers, expenses, indebtedness, grants, contracts or any transactions reasonably necessary to effectuate the opening of a branch in Marietta, Georgia and consistent with Seller’s past practices in opening branches, and as otherwise approved in advance by Parent in writing, which approval shall not be unreasonably withheld, conditioned or delayed, or as permitted or required by this Agreement, Seller will not:

(i)	change any provision of the articles of incorporation or bylaws (or comparable organizational document) or other governing instrument of Seller;

(ii)

except for the issuance of Seller Common Stock pursuant to the present terms of the outstanding Seller Stock Options, Seller Plans and Seller Warrants, (A) change the number of shares of its authorized or issued capital stock or other equity interests, as applicable, (B) issue or grant (or commit to issue or grant) any shares of its capital stock or other equity interests, as applicable, or any option, warrant, call, commitment, subscription, award, right to purchase or agreement of any character relating to its authorized or issued capital stock or other equity interests, as applicable, any security convertible into shares of such capital stock or other equity interests, as applicable, or any stock or equity appreciation right, restricted unit or other equity-based compensation, (C) split, combine or reclassify any shares of its capital stock or other equity interests, as applicable, (D) redeem, purchase or otherwise acquire any shares of its capital stock or other equity interests, as applicable, or (E) enter into any agreement, undertaking or arrangement with respect to the sale or voting of its capital stock or other equity interests, as applicable;

(iii)	(A) create or incur any indebtedness for borrowed money (other than acceptance of deposits, purchases of Federal funds, short-term Federal Home Loan Bank borrowings, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements, each in the ordinary course of business consistent with past practice, including with respect to prices, terms and conditions; provided, that Seller shall not accept any brokered deposits; or (B) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except, in the case of this clause (B), in connection with presentation of items for collection (e.g., personal or business checks) in the ordinary course of business consistent with past practice;

(iv)	set any record or payment dates for the payment of any dividends or other distributions on its capital stock or other equity interests, or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock or other equity interests, as applicable, of Seller other than regular quarterly cash dividends on Seller Common Stock not in excess of $0.03 per share per quarter with record and payment dates consistent with past practice; provided, that no quarterly dividend shall be declared with respect to the quarter in which the Effective Time is expected to occur unless the Effective Time is anticipated to be after the record date for such dividend;

(v)	except as required under applicable Laws, (A) alter or amend the terms of any Seller Plans existing as of the date hereof unless necessary to continue the coverage (in increments of no longer than one year) of the expiring insurance policies set forth on Seller Disclosure Schedule 3.8(d) on substantially the same terms and conditions as the applicable expiring policy, (B) enter into, adopt or terminate, or agree to enter into, adopt or terminate, any employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of Seller, (C) amend any employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of Seller, (D) except as contemplated by this Agreement, grant or accelerate the vesting of any equity-based awards for the benefit of any such individual, (E) enter into any new, amend or commence participation in any existing collective bargaining agreement or similar agreement with respect to Seller, or (F) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Seller Plans;

(vi)

(A) except pursuant to contracts listed on Seller Disclosure Schedule 3.13(a), grant any severance, termination pay or other benefit payable upon termination or separation from employment, or enter into or amend any employment, consulting, compensation or retention agreement with, any of its directors, officers, employees or consultants, (B) award any increase in compensation or benefits to its directors, officers, employees or consultants other than in the ordinary course of business consistent with past practices, provided, that no individual increase in compensation shall exceed 3.0% of the directors’, officers’, employees’ or consultants’ compensation prior to the increase, even if consistent with past practices, (C) hire, transfer, promote or terminate the employment of any employee of Seller who has a base annual compensation of $60,000 or more or (D) pay any bonus of any kind or amount to any director, officer, employee or consultant other than in the ordinary course of business consistent with past practice;

(vii)	sell, lease, transfer, mortgage, encumber or otherwise dispose of any properties or other assets except (A) subject to Section 5.2(xvi), sales of loans, loan participations and sales of investment securities in the ordinary course of business consistent with past practice to third parties who are not affiliates of Seller, (B) as expressly required by contracts or agreements set forth on Seller Disclosure Schedule 3.13(a), or (C) sales of other real estate owned in the ordinary course of business consistent with past practice to third parties who are not affiliates of Seller; provided, that, for the avoidance of doubt, the parties agree that any sale of a loan for an amount less than 90% of its carrying value (as determined in accordance with GAAP and applicable Law), or any sale of other real estate owned for an amount less than 90% of its appraised value shall not, in either case, be considered a sale in the ordinary course of business;

(viii)	pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than, subject to Section 5.2(xxi), in the ordinary course of business and consistent with past practice;

(ix)	make, or commit to make, any capital expenditures in excess of $100,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and expenditures necessary to maintain existing assets in good repair;

(x)	permit the commencement of any construction of new structures or facilities upon, or purchase or lease, any real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of Seller;

(xi)	other than changes required by GAAP as concurred in by Seller’s independent accountants, (A) make any change in its accounting methods or practices or systems of internal accounting controls (or the manner in which liabilities are accrued), (B) revalue in any material respect any of its assets, including writing-off notes or accounts receivable or (C) change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in Law;

(xii)	except as may be required by applicable Laws or by the FDIC or other Governmental Entity, enter into any new line of business or change in any material respect any lending, deposit, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to loans or depository accounts (or waive any material fees with respect thereto), hedging and other material banking and operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans;

(xiii)	make, change or revoke any material Tax election, change an annual Tax accounting period or adopt or change any Tax accounting method, file any amended Tax Return or settle or compromise any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;

(xiv)	engage in any transaction with an “affiliate,” as defined in Section 3.18, other than in the ordinary course of Seller’s business and in compliance with Regulation O;

(xv)	enter into any leveraged arbitrage programs, any futures contract, option or other agreement, or take any action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xvi)	(A) materially restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, (B) invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable pronouncements of the FDIC or other Governmental Entities or (C) purchase or otherwise acquire any debt security with a remaining term as of the date of such purchase or acquisition of greater than 5 years for Seller’s own account;

(xvii)	knowingly take any action or knowingly fail to take any action which would be reasonably expected to adversely affect or delay the ability of Seller to perform its covenants and agreements on a timely basis under this Agreement or to consummate the transactions contemplated by this Agreement;

(xviii)	knowingly take any action or knowingly fail to take any action that could reasonably be expected to result in any of its representations and warranties contained in Article III not being true and correct in any material respect at the Effective Time;

(xix)	knowingly take any action which would be reasonably expected to adversely affect or delay the ability of Seller or Parent to obtain any necessary approvals, consents or waivers of any Governmental Entity required for the transactions contemplated hereby or which could reasonably be expected to result in any such approvals, consents or waivers containing any condition or restriction that would materially impair the value of the transaction to Parent;

(xx)	(A) acquire direct or indirect control over any business or other entity, whether by stock purchase, merger, consolidation or otherwise, including the incorporation or organization of any subsidiary, or (B) make any other investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person or entity, except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a loan in the ordinary course of business consistent with past practice and with respect to loans made to third parties who are not affiliates of Seller;

(xxi)	(A) settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages not in excess of $75,000 individually or $150,000 in the aggregate, or waive, compromise, assign, cancel or release any material rights or claims or (B) agree or consent to the issuance of any judgment, order, writ, decree or injunction restricting or otherwise affecting its business or operations; or

(xxii)	agree to, or make any commitment to, take, or adopt any resolutions of board of directors (or comparable governing body) of Seller in support of, any of the actions prohibited by this Section 5.2.

5.3 No Solicitation.

(a) Upon the execution of this Agreement, Seller shall, and shall cause its affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by Seller (each, a “Seller Representative”) to, immediately cease and cause to be terminated all discussions and negotiations, if any, that have taken place prior to the date hereof with any persons or that may be ongoing with respect to any Acquisition Proposal (as defined below). Upon request by Parent, Seller shall request the return and destruction of all confidential information provided to any such person. In addition, Seller shall not release any third party from, or waive any provisions of, any confidentiality or standstill agreements to which it is a party with respect to any Acquisition Proposal. Except as otherwise provided below, from the date of this Agreement through the Effective Time, Seller shall not, and shall not authorize or permit any Seller Representative to, directly or indirectly through another person, (i) solicit, initiate, or knowingly facilitate or encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, knowingly facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) participate in any discussions, negotiations or other communications regarding any Acquisition Proposal or (iii) provide any confidential or nonpublic information or data to any person relating to an Acquisition Proposal; provided, that notwithstanding the foregoing, Seller’s board of directors may, prior to the Special Meeting (but not after), take any of the actions described in Section 5.3(ii) or (iii) in response to an unsolicited bona fide written Acquisition Proposal by such person made after the date of this Agreement that Seller’s board of directors concludes in good faith constitutes or is reasonably likely to result in a Superior Proposal and Seller’s board of directors concludes in good faith, after consultation with outside legal counsel and its financial advisor (as to financial matters), that failure to take such actions would be inconsistent with the directors’ fiduciary duties under applicable Law and subject to compliance with the other terms of this Section 5.3; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Seller shall have provided both notice to Parent and Acquiror of its intention to provide such information to the third party as well as to Parent and Acquiror (if not previously provided to Parent and Acquiror), and Seller shall have entered into a confidentiality agreement with such third party on customary terms and conditions (including customary non-disclosure, confidentiality, standstill and non-solicitation and no-hire provisions and not including any provisions giving such person any exclusive right to negotiate with Seller or prohibiting disclosure to Acquiror of the terms and conditions of any Acquisition Proposal). Seller agrees that it will take the necessary steps to inform the Seller Representatives of the obligations undertaken in this Section 5.3.

For purposes of this Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) to do any of the foregoing from any person relating to any (i) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of Seller, (ii) direct or indirect acquisition or purchase of any class of equity securities representing 20% or more of the voting power of any class of equity securities of Seller or 20% or more of the assets of Seller, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the voting power of any class of equity securities of Seller, or (iv) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Seller, in each case other than the transactions contemplated by this Agreement.

For purposes of this Agreement, the term “Superior Proposal” means a bona fide written Acquisition Proposal that Seller’s board of directors concludes in good faith, after consultation with its outside legal counsel and financial advisor, taking into account the likelihood of consummation of such transaction on the terms set forth therein and all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal (including any applicable termination fees, expense reimbursement provisions and conditions to consummation) that Seller’s board of directors deems relevant, (i) is more favorable to the shareholders of Seller from a financial point of view than the transactions contemplated by this Agreement and (ii) is reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of Superior Proposal, the term Acquisition Proposal shall have the meaning assigned to such term in the paragraph immediately above except that the reference to “20% or more” in the definition of Acquisition Proposal shall be deemed to be a reference to “50% or more.”

(b) Seller shall notify Parent and Acquiror in writing as promptly as practicable (and in no event more than 48 hours) after receipt of any Acquisition Proposal, any request for nonpublic information relating to Seller that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry from any person seeking to have discussions, negotiations or other communications relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, requests, proposals or offers (including a copy of such Acquisition Proposal if in writing and any related documentation or correspondence), except to the extent that such material both constitutes confidential information of the third party making such Acquisition Proposal under an effective confidentiality agreement and is not related to the terms and conditions of such Acquisition Proposal. Seller agrees that it shall keep Parent and Acquiror informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(c) Except as expressly permitted by this Section 5.3, and after compliance with this Agreement, neither the board of directors of Seller nor any committee thereof shall (i) withhold, withdraw, amend, modify or qualify (or propose publicly to withhold, withdraw, amend, modify or qualify), in a manner adverse in any respect to the interests of Parent, the Seller Recommendation (as defined in Section 5.8(b)) or take any action or make any statement in connection with the Special Meeting inconsistent with such approval or the Seller Recommendation or (ii) approve or recommend (or propose publicly to approve or recommend) any Acquisition Proposal (either (i) or (ii), a “Change in the Seller Recommendation”). Except as expressly permitted by this Section 5.3, and after compliance with this Agreement, Seller shall not, and Seller’s board of directors or any committee thereof shall not cause Seller to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement referred to in Section 5.3(a) and in compliance with the terms thereof) relating to any Acquisition Transaction (each, a “Seller Acquisition Agreement”). For purposes of this Agreement, a Change in the Seller Recommendation shall include any failure by Seller’s board of directors to recommend against an Acquisition Proposal. Notwithstanding the foregoing, at any time prior to, but not after, obtaining the Seller Shareholder Approval the board of directors of Seller (including any committee thereof) may effect a Change in the Seller Recommendation (and, in the event that the board of directors of Seller determines such Acquisition Proposal to be a Superior Proposal in accordance with this Section 5.3, terminate this Agreement pursuant to Article 7 hereof in order to concurrently enter into a Seller Acquisition Agreement with respect to such Superior Proposal), if the board of directors of Seller determines in good faith, after consultation with outside legal counsel and its financial advisors (as to financial matters), that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that Seller may not take any such actions unless (y) Seller shall have complied in all respects with this Section 5.3 and Section 5.8 and (z):

(i)	within three Business Days after notice to Parent and Acquiror of receipt of an Acquisition Proposal, Seller’s board of directors determines in good faith, after consultation with its outside legal counsel and its financial advisor (as to financial matters), that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Parent and Acquiror under this Section 5.3(c);

(ii)	Seller has given each of Parent and Acquiror at least six Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal)) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the person making such Superior Proposal;

(iii)	Before effecting such Change in the Seller Recommendation, Seller has negotiated, and has caused Seller Representatives to negotiate, in good faith with Parent and Acquiror during such notice period, to the extent Parent or Acquiror wishes to negotiate, to enable Parent or Acquiror to propose revisions to the terms of this Agreement that obviate the need of Seller’s board of directors to make a Change in the Seller Recommendation, including in the case of a Superior Proposal, by proposing such terms so as to make such Superior Proposal no longer a Superior Proposal; and

(iv)	Seller’s board of directors, following the final of such six (or three, as applicable) Business Day period (as described below) again determines in good faith, after consultation with its outside legal counsel and with its financial advisor (as to financial matters) and having considered in good faith any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that the failure to make a Change in the Seller Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

If during such six Business Day period there are any material modifications to the financial terms (including any modifications to the form, amount or timing of payment of consideration) or any other material terms of any Superior Proposal, Seller shall, in each case, deliver to Parent and Acquiror as reasonably necessary a new written notice, the notice period shall have recommenced and Seller shall be required to comply with its obligations under this Section 5.3(c) with respect to such new written notice. During the applicable notice period, Seller shall not terminate this Agreement unless Seller receives written notice from Parent that it does not intend to enter into negotiations with Seller to propose revisions to the terms of this Agreement to match or better a Superior Proposal.

(d) Subject to Section 7.1(e) (and in that case, only if Seller shall have complied with its obligations under this Section 5.3 and Section 5.8), nothing in this Section 5.3 shall permit Seller to terminate this Agreement or affect any other obligation of Seller under this Agreement. Unless this Agreement has been terminated, Seller shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

(e) Nothing contained in this Section 5.3 shall prohibit Seller from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

5.4 Negative Covenants of Parent and Acquiror. Except as expressly provided in this Agreement, or as set forth on Parent Disclosure Schedule 5.4, during the period from the date of this Agreement to the Effective Time, each of Parent and Acquiror and their subsidiaries and their respective boards of directors shall not:

(a) other than in connection with this Agreement, and except as would not have a material adverse effect on the ability of Parent and Acquiror to perform their obligations hereunder, fail to conduct its business in the ordinary and usual course consistent with past practices and prudent banking practice, or fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

(b) knowingly take any action or knowingly fail to take any action which would be reasonably expected to adversely affect or delay the ability of Parent or Acquiror to perform their respective covenants and agreements on a timely basis under this Agreement or to consummate the transactions contemplated by this Agreement;

(c) knowingly take any action or knowingly fail to take any action that could reasonably be expected to result in any of its representations and warranties contained in Article IV not being true and correct in any material respect at the Effective Time;

(d) knowingly take any action which would be reasonably expected to adversely affect or delay the ability of Parent, Acquiror or Seller to obtain any necessary approvals, consents or waivers of any Governmental Entity required for the transactions contemplated hereby or which could reasonably be expected to result in any such approvals, consents or waivers containing any condition or restriction that would materially impair the value of the transaction to Parent;

(e) agree to, or make any commitment to, take, or adopt any resolutions of board of directors of Parent or Acquiror in support of, any of the actions prohibited by this Section 5.4;

(f) change any provision of the articles of incorporation or bylaws (or comparable organizational document) or other governing instrument of Parent or Acquiror; or

(g) other than changes required by GAAP as concurred in by Parent’s independent accountants, (A) make any change in its accounting methods or practices or systems of internal accounting controls (or the manner in which liabilities are accrued), (B) revalue in any material respect any of its assets, including writing-off notes or accounts receivable or (C) change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in Law.

5.5 Current Information. During the period from the date hereof to the Effective Time, the parties will cause one or more of each of their designated representatives to confer on a monthly or more frequent basis with representatives of the other party regarding each of its business, results of operations, prospects, assets, liabilities and condition (financial or otherwise) and matters relating to the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, (i) in such conferences with representatives of Parent, the designated representative(s) of Seller shall provide updates with respect to loan charge-offs and sales of other real estate owned since the last conference, (ii) within 10 days after the end of each calendar month, Seller shall provide Parent with (A) an unaudited balance sheet as of the end of such month, together with unaudited statements of income, changes in shareholders’ equity and cash flows for the month and year-to-date period, and (B) a schedule of loans charged-off during such month and other real estate owned sold during such month. Within 30 days after the end of each fiscal quarter, Seller shall provide Parent with a copy of the FDIC Call Report filed with the FDIC; in addition, subject to applicable Laws (including relating to the exchange of information), within five Business Days after filing Seller shall provide Parent a copy of all reports, forms, correspondence, registrations and statements, together with any amendments thereto, that Seller files during the period from the date of this Agreement to the Effective Time with the GDBF, the FDIC and any other federal or state Governmental Entity having jurisdiction over Seller.

5.6 Access to Properties and Records; Confidentiality .

(a) Each of the parties shall permit the other party and its representatives reasonable access to their properties and shall disclose and make available to such party all of its books, papers and records relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ and shareholders’ meetings, organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities in which the parties may have an interest, except for such documents that the board of directors of each party have been advised by their respective counsel that such disclosure, production or distribution may violate a confidentiality obligation, fiduciary duty, any Law or regulation, or may result in a waiver of the parties’ respective attorney-client privileges. Neither party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer or would contravene any Law, order or judgment. The parties will use their best efforts to obtain waivers of any such restriction and in any event make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. The parties shall make their respective executive officers available to confer with the other party’s representatives, provided that such access shall be reasonably related to the transactions contemplated hereby and not unduly interfere with normal operations.

(b) All information furnished previously by the parties or any of their respective subsidiaries, or hereafter furnished prior to the Effective Time, in connection with the transactions contemplated by this Agreement or pursuant hereto shall be treated as the sole property of the party furnishing the information until consummation of the Merger and, if the Merger shall not occur, the party receiving the information shall, at the request of the party which furnished such information, either return to the party which furnished such information or destroy all documents or other materials containing, reflecting or referring to such information; provided, that the party receiving the information shall not be required to delete or erase such information from its servers; shall use its best efforts to keep confidential all such information; shall use such information only for the purpose of consummating the transactions contemplated by this Agreement; and shall not directly or indirectly use such information for any competitive or commercial purposes. The obligations of the parties to keep such information confidential shall continue for three years (except for any confidential customer information, which shall be kept confidential indefinitely) from the date the Merger are abandoned but shall not apply to (i) any information which (A) was already in the possession of the party receiving the information prior to the disclosure thereof to it by the party furnishing the information; (B) was then generally known to the public; (C) became known to the public through no fault of the party receiving the information in violation of this Section 5.6(b); or (D) was disclosed to the party receiving the information by a third-party not known by the receiving party to be bound by an obligation of confidentiality; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction or any other Governmental Entity with authority to compel disclosure.

5.7 Regulatory Matters.

(a) Each of the parties hereto shall use their respective reasonable best efforts to (i) take, or cause to be taken, and assist and cooperate with the other parties in taking, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements with respect to the transactions contemplated hereby, including obtaining any third-party consent or waiver that may be required to be obtained in connection with the transactions contemplated hereby, and, to consummate the transactions contemplated hereby (including actions required to continue any contract or agreement of Seller following Closing or to avoid any penalty or other fee under such contracts and agreements, in each case arising in connection with the transactions contemplated hereby) and (ii) obtain (and assist and cooperate with the other parties in obtaining) any permit, consent, waiver, approval and authorization of, or any exemption by, any Governmental Entity that is required or advisable in connection with the transactions contemplated by this Agreement, including the Merger. The parties hereto shall cooperate with each other and prepare and file, as promptly as possible after the date hereof, all necessary documentation, and effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement.

(b) Each of the parties shall use their reasonable best efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement. Such consents and approvals and the transactions contemplated hereby shall not have been contested by any Governmental Entity or any third party by formal proceeding. It is understood that, if any such contest is brought by formal proceeding, Parent, Acquiror and Seller may, but shall not be obligated to, answer and defend such contest or otherwise pursue the Merger and the transactions contemplated hereby over such objection. Notwithstanding anything set forth in this Agreement, under no circumstances shall a party be required, and Seller shall not be permitted (without Parent’s written consent in its sole discretion), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, waivers, approvals and authorizations, that (i) would have, or would be reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or (ii) as to Parent or Acquiror, would prohibit or materially limit the ownership or operation by Seller, or by Parent or Acquiror or any of Parent’s other subsidiaries, of all or any material portion of the business or assets of Seller or Parent or Acquiror or any of Parent’s other subsidiaries or would compel Parent or Acquiror or any of their subsidiaries to dispose of all or any material portion of the business or assets of Seller (any of the foregoing, a “Burdensome Condition”); provided, however, that, (y) any prohibition, limitation or other requirement imposed by a Governmental Entity which is customarily imposed in published orders or approvals for transactions such as the Merger shall not be deemed to be a Burdensome Condition and (z) prior to declaring a Burdensome Condition and electing not to consummate the transactions contemplated hereby as a result thereof, Parent and Acquiror shall negotiate in good faith with the relevant Governmental Entity to seek a commercially reasonable modification to the prohibition, limitation or other requirement to reduce the burdensome nature thereof such that the prohibition, limitation or other requirement no longer constitutes a Burdensome Condition; and, provided, further, that, if requested by Parent, then Seller will take or commit to take any such action, or agree to any such condition or restriction, so long as such action, commitment, agreement, condition or restriction is binding on Seller only in the event the Closing occurs.

(c) Subject to applicable Laws relating to the exchange of information, Parent and Seller shall, upon request, furnish each other with all information concerning Parent, Acquiror and Seller and their respective subsidiaries and their respective directors, officers and shareholders, as applicable, and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Parent, Acquiror and Seller to any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

(d) Subject to applicable Laws (including those relating to the exchange of information), Seller and Parent shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to applicable Laws, the parties shall (i) promptly furnish each other with copies of notices or other communications received by the other party (or written summaries of communications received orally), from any third party or Governmental Entity with respect to the transactions contemplated by this

Agreement, (ii) provide the other party a reasonable opportunity to review in advance, and accept the reasonable comments of the other party in connection with, any proposed communication to, including any filings with or other written materials submitted to, any Governmental Entity, and (iii) consider in good faith the other party’s views with respect to, and confer in good faith with the other party to resolve, any disagreement as to strategy with respect to any communication by the other party with any Governmental Entity or third party relating to the transactions contemplated by this Agreement. Sellers shall not participate in any meeting or substantive discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless Seller consults with Parent in advance and, to the extent not prohibited by applicable Laws, gives Parent the opportunity to attend and participate. Any such disclosures or rights to participate may be made on an outside counsel-only basis to the extent required under applicable Laws.

5.8 Preparation of Registration Statement; Shareholder Approval.

(a) Seller shall reasonably cooperate with Parent in order for Parent to prepare and file with the Commission as promptly as practicable a proxy statement/prospectus (the “Proxy Statement/Prospectus”) to be mailed to the shareholders of Seller related to the Special Meeting and to be part of the Registration Statement to be filed by Parent with the Commission pursuant to the 1933 Act with respect to the shares of Parent Common Stock to be issued in connection with the Merger. In furtherance of the foregoing, Parent shall provide Seller and its counsel reasonable opportunity to review and comment on the Proxy Statement/Prospectus and the Registration Statement. The parties shall use their reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable after its filing. The Proxy Statement/Prospectus, and any amendment thereto, shall include, subject to Section 5.3, the Seller Recommendation. Parent shall notify Seller promptly of the receipt of any comments from the Commission or its staff and of any request by the Commission or its staff for amendments or supplements to the Proxy Statement/Prospectus or the Registration Statement or for additional information and shall supply Seller with copies of all correspondence between Parent or any of its representatives, on the one hand, and the Commission or its staff, on the other hand, with respect thereto. If, at any time prior to the Special Meeting, any event occurs with respect to any party hereto, or any change occurs with respect to other information supplied by a party for inclusion in the Proxy Statement/Prospectus or the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus or the Registration Statement, such party shall promptly notify the other party of such event, and cooperate for Parent to promptly file with the Commission any necessary amendment or supplement thereto and, to the extent required by applicable Laws, in disseminating the information contained in such amendment or supplement to the shareholders of Seller. Parent shall cause the Proxy Statement/Prospectus and the Registration Statement to comply as to form in all material respects with the applicable provisions of the 1933 Act and the 1934 Act and the rules and regulations thereunder. Parent will advise Seller promptly after it receives notice thereof of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the Commission for the amendment or supplement of the Registration Statement or for additional information. When the Registration Statement or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the Effective Time, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by Parent and Acquiror relating to Parent and Acquiror and by Seller relating to Seller, (i) will comply in all material respects with the provisions of the 1933 Act and the rules and regulations of the Commission thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading. Parent also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b) Seller, subject to the provisions of Section 5.3 and this Section 5.8, shall (i) take all steps (including cooperating with the Parent in the distribution of the Proxy Statement/Prospectus) necessary to duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournments, the “Special Meeting”) as soon as reasonably practicable for the purposes of securing the Seller Shareholder Approval, (ii) recommend to its shareholders the approval of this Agreement, including the Merger, and the transactions contemplated hereby (the “Seller Recommendation”), and (iii) use its commercially reasonable efforts to obtain, as promptly as practicable, the Seller Shareholder Approval. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, this Agreement shall be submitted to the shareholders of Seller at the Special Meeting for the purpose of Seller’s shareholders voting on the approval and adoption of this Agreement.

5.9 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all reasonable action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to satisfy the conditions to Closing contained herein and to consummate and make effective the transactions contemplated by this Agreement and the Articles of Merger.

5.10 Disclosure Supplements. Between the date of this Agreement to the Effective Time, each party will supplement or amend its respective Disclosure Schedules delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known as of the date hereof, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby; provided, however, that the inclusion of any information in any such amendment or supplement not included in the original Disclosure Schedules which is necessary to correct any material inaccuracy in such Schedules shall not limit or impair any right which a party may have to terminate this Agreement pursuant to Section 7.1(c) due to failure to satisfy the conditions set forth in Section 6.2(a) or Section 6.3(a), as the case may be.

5.11 Public Announcements. Prior to the Effective Time, the parties hereto shall approve in advance the substance, and cooperate with each other in the development and distribution, of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, except as may be otherwise required by Law and as to which the parties releasing such information have used their reasonable efforts to discuss with the other parties in advance.

5.12 Termination Date. In the event that either of the parties hereto determines that one or more conditions to its respective obligations to consummate the transactions contemplated hereby cannot be fulfilled on or prior to June 30, 2016 and that such party will not waive such condition(s), such party will promptly notify the other party. Parent (on behalf of itself and Acquiror) and Seller will promptly inform the other of any facts applicable to them, or their respective directors or officers, that would be likely to prevent or materially delay unqualified approval of the Merger by any Governmental Entity or which would otherwise prevent or materially delay completion of such Merger or the other transactions contemplated hereby.

5.13 Certain Post-Merger Agreements.

The parties hereto agree to the following arrangements following the Effective Time:

(a) Employee Benefit Plans.

(i)	Subject to the provisions of this Section 5.13, Acquiror will either maintain existing Seller benefit plans or shall offer coverage under applicable Parent Plans to eligible employees of Seller who become employed by Acquiror or any subsidiary or affiliate thereof (as the case may be, “Employer”) immediately following the Effective Time (“Transferred Employees”). Following the Effective Time, Acquiror will provide continuation coverage under Section 4980B of the Code and Section 601 of ERISA to all “qualified beneficiaries” (within the meaning of Code Section 4980(g)) who were entitled to such coverage under Seller’s group health plan immediately prior to the Effective Time. Notwithstanding the foregoing, Employer may determine to continue any of the Seller Plans for Transferred Employees in lieu of offering participation in the Parent Plans providing similar benefits (e.g., medical and hospitalization benefits). Alternatively, after the Effective Time, Employer may elect to terminate or amend any of the Seller Plans or to merge any such benefit plans with the Parent Plans. Except as otherwise specifically provided in this Section 5.13 and/or as otherwise prohibited by Law, Parent shall provide credit to any Transferred Employee for periods of service with Seller under the Parent Plans for eligibility and vesting purposes, subject to applicable break-in-service rules, and provided that such service shall not operate to duplicate any benefit. Parent and Acquiror agree that, to the extent waived, satisfied or inapplicable to any Transferred Employee under the terms of any group health, group term life insurance or long-term disability plan maintained by Seller at the Effective Time, any preexisting condition or similar limitation or exclusion contained in an Employer’s group health, long-term disability or group term life insurance plans shall not apply to Transferred Employees or their covered dependents who are covered under similar plans maintained by Seller at the Effective Time and who then change coverage to the Employer’s group health, group term life insurance or long-term disability plan at the time such Transferred Employees are first given the option to enroll. Notwithstanding anything herein to the contrary, after the Effective Time, nothing herein shall restrict the ability of the Employer to amend or terminate such Seller Plans in accordance with their terms.

(ii)	Prior to the Effective Time, Seller shall have (A) taken all actions necessary to irrevocably terminate and liquidate (in accordance with Section 409A of the Code) the supplemental executive retirement agreements maintained for the benefit of each of Messrs. Pope, Stevens and Kirtley; (B) taken all actions necessary to irrevocably terminate (in accordance with Section 409A of the Code) and liquidate amounts due under the employment agreements between Seller and each of Messrs. Pope, Stevens and Kirtley in respect of a separation from service in connection with a change in control, in each case contingent on the closing of the transactions contemplated by this Agreement and the execution and delivery by Messrs. Pope, Stevens and Kirtley of a waiver and release, and (C) adopted resolutions of the Seller’s board of directors to terminate its tax-qualified cash or deferred arrangement described in Seller Disclosure Schedule 3.8(a), effective as of the Closing Date, and provided that such termination shall be contingent on the Closing of the transactions contemplated by this Agreement, provided that such terminations shall be contingent on the Closing of the transactions contemplated by this Agreement.

(iii)	No provision in this Agreement shall amend or modify or be deemed to modify or amend any Seller Plan or any similar plan, policy, arrangement or agreement maintained by Parent. Nothing contained herein shall be deemed a guarantee of employment for any Transferred Employee or to restrict the right of Parent, Acquiror or affiliate thereof to terminate the employment of any Transferred Employee or a guarantee of any type or amount of compensation or benefits.

(b) Indemnification of Officers and Directors. Parent shall indemnify and hold harmless each present and former director and officer of Seller (determined as of the Effective Time) and their heirs, personal representatives and estates (collectively, the “Indemnified Parties”) against, and shall promptly upon request advance or reimburse, any and all costs or expenses (including reasonable attorneys’ fees), judgments, interest, fines, losses, claims, damages, liabilities or amounts paid in settlement (collectively, “Costs”) as they are incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, arbitrative or investigative (“Proceeding”), whether or not the Indemnified Party is a party to such Proceeding, based upon or arising from the Indemnified Party’s acts or omissions as an officer or director of Seller, whether threatened, asserted or claimed prior to, at or after the Effective Time (collectively, “Claims”), to the same extent as the Indemnified Parties would have been indemnified under the articles of incorporation and/or bylaws (or comparable organizational document) of Seller as such documents were in effect on the date of this Agreement as if the Indemnified Parties were officers or directors of Seller at all relevant times except to the extent any Claim arises on account of an Indemnified Party’s service as an officer or director of another for-profit entity. This indemnity shall be provided for six years following the Effective Time; or if there shall be any Proceeding pending or threatened on the sixth anniversary of the Effective Time, such indemnity shall continue in full force and effect until such pending or threatened Proceeding is finally resolved.

The rights to indemnification granted by this Section 5.13(b) are subject to the following limitations: (i) the total aggregate indemnification provided by Parent pursuant to this Section 5.13(b) shall not exceed, as to all Indemnified Parties as a group, a sum equal to the Indemnification Cap, and Parent shall have no responsibility to the Indemnified Parties for the manner in which such sum is allocated among that group; (ii) a director or officer of Seller (determined as of the date of this Agreement and as of the Effective Time) who would otherwise be a member of the Indemnified Parties under this Section 5.13(b) shall not be entitled to the benefits hereof unless such director or officer has executed a Joinder Agreement in the form of Schedule 5.13(b) hereto; and (iii) amounts otherwise required to be paid by Parent to the Indemnified Parties pursuant to this Section 5.13(b) shall be reduced by any amounts that such Indemnified Parties recover from any third party. For purposes of this Agreement, “Indemnification Cap” shall mean an amount equal to the policy limits of the insurance coverage obtained by Seller in accordance with Section 5.13(c) below.

Parent agrees that the Indemnification Cap limit set forth in this Section 5.13(b) shall not apply to any damages, liabilities, judgments and claims (and related expenses, including attorneys’ fees and amounts paid in settlement) insofar as they arise out of or are based upon the matters for which indemnification is provided in Section 5.18.

(c) Insurance. Seller shall obtain on or prior to the Effective Time a six-year “tail” prepaid directors’ and officers’ liability insurance policy(ies) covering each present and former director and officer of Seller as set forth in Section 5.13(b) at no cost to the beneficiaries thereof with respect to claims arising from facts or events which occurred prior to the Effective Time, in the same coverage amount as in effect under Seller’s directors’ and officers’ liability insurance policy(ies) (both primary and excess) immediately prior to the Effective Time, provided, that if the aggregate premium Seller would be required to pay for such “tail” policy(ies) is in excess of 200% of the premium for such coverage set forth in Seller Disclosure Schedule 3.14, then Seller shall purchase as much coverage as is reasonably practicable for 200% of the premium set forth in Seller Disclosure Schedule 3.14, unless otherwise agreed in advance in writing by Parent. Such policy shall survive the Merger.

(d) Subsequent Events. In the event that the Surviving Bank or any of its successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or Surviving Bank or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any entity, then, and in each such case, the Surviving Bank shall cause proper provision to be made so that the successor and assign of the Surviving Bank assumes the obligations set forth in Sections 5.13(b) and (c). The provisions of Sections 5.13(b) and (c) shall survive consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives. This Section 5.13 may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Indemnified Party.

5.14 Takeover Laws; No Rights Triggered. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each of the parties and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement.

5.15 Adoption of Accounting Policies. As soon as practicable after the satisfaction or waiver of all conditions to the Closing set forth in Article VI and at such time as consummation of the transactions contemplated by this Agreement seems reasonably assured and in any event prior to the Effective Time (unless this Agreement is terminated pursuant to Article VII), Seller shall take any and all necessary or appropriate actions to adopt all Parent accounting procedures and policies (including those policies pertaining to charged-off and non-accrual assets); provided, however, that no such action taken by Seller at the request of Parent pursuant to this section shall be deemed to be, or be deemed to cause, a breach of any representation or warranty made by Seller herein.

5.16 Operating Functions. Seller shall cooperate with Parent and Acquiror in connection with planning for the efficient and orderly combination of the parties and the operation of the Surviving Bank after the Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Closing Date or such later date as Parent may decide. Seller shall take, and shall use its commercially reasonable efforts to cause its data processing consultants and software providers to take, any action Parent may reasonably request prior to the Effective Time to facilitate the combination of the operations of Seller with Acquiror. Without limiting the foregoing, Seller shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of Seller and Parent shall meet from time to time as Parent may reasonably request, to review the financial and operational affairs of Seller, and Seller shall give due consideration to Parent’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (i) neither Parent nor Acquiror shall under any circumstance be permitted to exercise control of Seller prior to the Effective Time, (ii) Seller shall not be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws and (iii) Seller shall not be required to agree to any material obligation that is not contingent upon the consummation of the Merger.

5.17 Certain Agreements. As promptly as practicable after the date hereof (but no later than ten days following the date of this Agreement), Seller shall have each director of Seller who is not an employee of Seller execute a Voting and Non-Competition Agreement in substantially the form of Schedule 5.17-A hereto and have each executive officer of Seller who is also a director of Seller execute a Voting Agreement in substantially the form of Schedule 5.17-B hereto. On the Closing Date, Seller shall cause each of James F. Pope and Neil Stevens to execute an employment agreement, each such agreement to be the form as agreed to by Parent and James F. Pope and Neil Stevens, as applicable, as of the date hereof (such employment agreements are referred to herein collectively as the “Employment Agreements”).

5.18 Hold Harmless. Parent will indemnify and hold harmless Seller, each of the directors and officers and each person, if any, who controls Seller within the meaning of the 1933 Act against any losses, claims, damages or liabilities, joint, several and solidary, to which they or any of them may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or in any amendment or supplement thereto, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will pay or promptly reimburse such person for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such action or claim; provided, however, that Parent shall not be liable in any such case to the extent that any such loss, claim, damage or liability (or actions in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement or any such amendment or supplement in reliance upon and in conformity with information furnished to Parent by Seller for use therein. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against Parent under this Section 5.18, notify Parent in writing of the commencement thereof. In case any such action shall be brought against any indemnified party and it shall notify Parent of the commencement thereof, Parent shall be entitled to participate therein; and to the extent that it shall wish to assume the defense thereof with counsel satisfactory to such indemnified party, and, after notice from Parent to such indemnified party of its election to so assume the defense thereof, Parent shall not be liable to such indemnified party under this Section 5.18 for any legal expenses of other counsel or of any other expenses subsequently incurred by such indemnified party; provided, that except that if Parent elects not to assume such defense or counsel for the indemnified parties advises that there are substantive issues which raise conflicts of interest between Parent and the indemnified parties, the indemnified parties may retain one counsel satisfactory to them, and Parent shall pay all reasonable fees and expenses of such counsel for such indemnified parties promptly as statements therefor are received.

5.19 Shareholder Litigation. Seller shall provide Parent the opportunity to participate in the defense or settlement of any shareholder litigation against Seller and/or its directors relating to the transactions contemplated by this Agreement throughout the course of any such litigation, and Parent shall in good faith consider the recommendations by Seller regarding such litigation. Seller shall not settle any shareholder litigation without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed).

5.20 Severance. An employee of Seller (other than any employee who is party to an employment agreement, severance agreement or change-in-control agreement) who has been employed by Seller for at least six months whose employment is terminated involuntarily other than for “cause,” in connection with the consummation of the Merger shall be entitled to receive severance payments from Acquiror equal in amount to two weeks’ base pay (with such amount to be calculated based upon such employee’s base pay as of the Effective Time) for each full year such employee was employed by Seller or any successor or predecessor thereto, subject to a minimum of four weeks’ severance and a maximum of 16 weeks’ severance, and, provided further, that such terminated employee enters into a release of claims against Parent, the Surviving Bank, Seller and their respective affiliates in a form mutually agreed to by Parent and Seller. For purposes of this Section 5.20, “cause” shall mean termination because of the employee’s personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties or willful violation of any law, rule, or regulation (other than traffic violations or similar violations), “base pay” shall mean an employee’s annual salary or annual compensation computed on an hourly basis, excluding bonuses, commissions, perquisites, benefits or similar payments, and “year of credited service” shall mean each full 12-month period of service from the date of hire.

5.21 Payment of 2015 Bonuses. On or prior to December 31, 2015, Seller will pay any payments earned under incentive plans or bonus of any kind or amount for calendar 2015 due to any employee.

5.22 Notice to Holders of Seller Warrants. Prior to the Closing Date, Seller shall notify each holder of a Seller Warrant who is not an executive officer or director of Seller (with respect to such individuals, reference is made to Section 6.2(f) below) regarding the cancellation and payment of the Seller Warrants as provided in Section 2.6(a) and shall use its reasonable best efforts to receive such holder’s consent thereto.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to the Parties’ Obligations under this Agreement. The respective obligations of the parties under this Agreement shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) Each party shall (i) have received, subject to Section 5.7(a), the approval or consent, or waiver of approval or consent, of the Merger and the other transactions contemplated hereby from any and all Governmental Entities whose consent or approval (or waiver thereof) must be received and in full force and effect in order to consummate the Merger and the transactions contemplated hereby, which consents or approvals shall not impose any condition or requirement which, in the reasonable and good-faith opinion of Acquiror, would constitute a Burdensome Condition, and (ii) any statutory or regulatory waiting period necessary to effect the Merger and the transactions contemplated hereby shall have expired. All notices, reports and other filings required to be made with any Governmental Entity in connection with the Merger prior to the Effective Time by Parent or Seller shall have been made and become final.

(b) The Seller Shareholder Approval shall have been obtained.

(c) None of the parties shall be subject to any Law, judgment, order, writ, decree or injunction which shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal the consummation of the Merger or the other transactions contemplated hereby.

(d) All consents or approvals of all persons (other than Governmental Entities) required for consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect or a Parent Material Adverse Effect, as applicable.

(e) The Registration Statement shall have become effective, and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the Commission.

(f) The shares of Parent Common Stock issuable to the holders of Seller Common Stock in the Merger shall have been approved for listing on the NASDAQ Global Select Market on or before the Closing Date, subject to official notice of issuance.

(g) Acquiror and Seller shall have executed and delivered the Articles of Merger.

(h) The Employment Agreements shall have been fully executed and delivered.

(i) Parent and Seller shall have received opinions of Phelps Dunbar LLP and Alston & Bird LLP, respectively, each dated as of the Closing Date, which opinions shall be satisfactory in form and substance to Parent and Seller, respectively, to the effect that, on the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, the Merger when consummated in accordance with the terms hereof will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering their opinions, such counsel shall be entitled to require and rely upon representation letters of officers of each of Parent and Seller, in each case in form and substance reasonably satisfactory to such counsel and dated as of the date of such opinion.

6.2 Conditions to the Obligations of Parent and Acquiror under this Agreement. The obligations of Parent and Acquiror under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by Parent (on behalf of itself and Acquiror) to the extent permitted by Law:

(a)(i) The obligations of Seller required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects, and (ii) the representations and warranties of Seller contained in this Agreement shall have been true and correct in all material respects (without giving effect to any limitations as to “materiality” or “Seller Material Adverse Effect” set forth in any such representation or warranty so as to avoid the application of double or dual materiality within such representation and warranty) as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (other than any representation or warranty which specifically relates to an earlier date which shall be true and correct as of such date), except in the case of the foregoing clause (ii) with respect to all representations and warranties (other than those set forth in Sections 3.11(c), 3.12 and 3.28), where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Seller Material Adverse Effect.

(b) Seller’s board of directors shall have taken the actions described in Section 5.13(a)(ii).

(c) Holders of Seller Common Stock who dissent from the Merger pursuant to Section 7-1-537 of the Georgia Banking Code by meeting the requirements set forth therein (and the provisions of the Georgia Business Corporation Code referenced by such statute) shall not hold more 5.0% of the outstanding shares of Seller Common Stock immediately prior to the Effective Time.

(d) There shall not have been any Seller Material Adverse Effect between the date hereof and the Closing Date.

(e) There shall not have been exercised Seller Stock Options and Seller Warrants representing more than 10.0% of the aggregate Seller Stock Options and Seller Warrants outstanding as of the date hereof excluding (i) Seller Stock Options held by non-executive officers and employees of Seller and (ii) Seller Warrants held by organizers of Seller who are not directors of Seller.

(f) Seller shall have delivered to Parent a consent executed by each holder of Seller Warrants who is an executive officer or director of Seller with respect to the cancellation and payment of the Seller Warrants as provided in Section 2.6(a).

(g) Seller shall have delivered to Parent: (i) a certificate, dated as of the Effective Time and signed on its behalf by Seller’s chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 6.2(a) have been satisfied; and (ii) certified copies of resolutions duly adopted by the board of directors of Seller evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Parent and its counsel shall reasonably request.

6.3 Conditions to the Obligations of Seller under this Agreement. The obligations of Seller under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by Seller to the extent permitted by Law:

(a)(i) Each of the obligations of Parent and Acquiror required to be performed by them at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects, and (ii) the representations and warranties of Parent and Acquiror contained in this Agreement shall have been true and correct in all material respects (without giving effect to any limitations as to “materiality” or “Parent Material Adverse Effect” set forth in any such representation or warranty so as to avoid the application of double or dual materiality within such representation and warranty) as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (other than any representation or warranty which specifically relates to an earlier date which shall be true and correct as of such date), except in the case of the foregoing clause (ii) with respect to all representations and warranties (other than those set forth in Sections 4.10(c), 4.12 and 4.17), where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent shall have delivered to Seller: (i) a certificate, dated as of the Effective Time and signed on its behalf by Parent’s chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 6.3(a) have been satisfied; and (ii) certified copies of resolutions duly adopted by the board of directors of Parent evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Seller and its counsel shall request.

(c) There shall not have been any Parent Material Adverse Effect between the date hereof and the Closing Date.

ARTICLE VI

ITERMINATION, AMENDMENT AND WAIVER, ETC.

7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of Seller:

(a) by mutual written consent of each of Seller and Parent;

(b) by either Parent (on behalf of itself and Acquiror) or Seller:

(i) (A) if the Effective Time shall not have occurred on or prior to June 30, 2016 (the “Outside Date”) unless approval by a Governmental Entity pursuant to Section 6.1(a) is pending and has not been finally resolved; or (B) if a vote of the shareholders of Seller is taken and Seller fails to obtain the Seller Shareholder Approval; provided, that, neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreements set forth herein to be performed or observed by such party at or before the Effective Time or such vote, as the case may be (including, as to Seller, Sections 5.3 and 5.8 hereof);

(ii) upon written notice to the other party (A)(x) 30 or more days after the date upon which any application for a regulatory or governmental approval necessary to consummate the Merger and the other transactions contemplated hereby shall have been denied or withdrawn at the request or recommendation of the applicable Governmental Entity, unless within such 30-day period a petition for rehearing or an amended application is filed or noticed, or (y) 30 or more days after any petition for rehearing or amended application filed pursuant to clause (A)(x) is denied; provided, however, that no party hereto shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; and in each case the time period for appeals and requests for reconsideration has run; or (B) if any Governmental Entity of competent jurisdiction shall have issued a final non-appealable order enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement;

(c) by Parent (on behalf of itself and Acquiror) in writing if Seller has, or by Seller in writing if Parent or Acquiror has, breached or failed to perform any of its representations, warranties covenants or undertakings contained herein, which breach or failure to perform would result in the failure to satisfy the closing conditions set forth in Section 6.2(a) or 6.3(a), as the case may be, and cannot be or has not been cured within 30 days after the giving of written notice of such breach to the non-terminating party;

(d) by Parent (on behalf of itself and Acquiror) if (i) Parent notifies Seller in accordance with Section 5.3(c) that Parent does not intend to enter into negotiations with Seller to propose revisions to the terms of this Agreement to match or better a Superior Proposal or (ii)(A) Seller’s board of directors fails to make the Seller Recommendation in the Proxy Statement/Prospectus, (B) after making the Seller Recommendation in the Proxy Statement/Prospectus, Seller effects a Change in the Seller Recommendation, (C) Seller breaches its obligations under this Agreement by failing to prepare and mail to its shareholders the Proxy Statement/Prospectus or failing to call or convene the Special Meeting in accordance with Section 5.8 or (D) Seller’s board of directors has authorized, recommended or publicly announced its intention to authorize or recommend any Acquisition Proposal with any persons other than Acquiror or Parent or if Seller otherwise breaches, in any material respect, its obligations under Section 5.3 of this Agreement;

(e) by Seller, at any time prior to the approval of this Agreement by the shareholders of Seller, for the purpose of entering into a definitive agreement with respect to a Superior Proposal, provided that Seller is not in material breach of any of its obligations under Section 5.3 or Section 5.8 of this Agreement; and, provided, further, that any such purported termination pursuant to this Section 7.1(e) shall be void and of no force or effect unless Seller has paid the Termination Fee and the Expense Fee (as defined below) in accordance with Section 7.4; or

(f) by Parent (on behalf of itself and Acquiror) if holders of more than 5.0% of the shares of Seller Common Stock outstanding at any time prior to the Closing Date exercise dissenters’ rights pursuant to Section 7-1-537 of the Georgia Banking Code (and the provisions of the Georgia Business Corporation Code referenced by such statute).

7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Article VII, no party to this Agreement shall have any liability or further obligation hereunder to the other party hereto, except that this Section 7.2, Section 5.6(b), Section 7.4 and Article VIII shall survive any termination of this Agreement and termination will not relieve a breaching party from liability for any willful breach of any covenant, undertaking, representation or warranty in this Agreement giving rise to such termination.

7.3 Amendment, Extension and Waiver.

(a) Subject to applicable Law, at any time prior to the consummation of the Merger, whether before or after approval thereof by the shareholders of Seller, the parties may (i) amend this Agreement; (ii) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (iii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; or (iv) waive compliance with any of the agreements or conditions contained herein (other than required shareholder and regulatory approval); provided, however, that after any approval of the Merger by the shareholders of Seller, there may not be, without further approval of such shareholders, any amendment or waiver of this Agreement that requires further shareholder approval under applicable Law.

(b) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and which has been authorized by or under the direction of its board of directors; but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other matter.

7.4 Termination Fees.

(a) In the event that (A) a Pre-Termination Takeover Proposal Event (as defined below) shall occur after the date of this Agreement and thereafter this Agreement is terminated by either Parent or Seller pursuant to Section 7.1(b)(i)(B) or by Parent pursuant to Section 7.1(c) as a result of a willful breach by Seller and (B) prior to the date that is nine months after the date of such termination Seller enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal with the party (or its affiliate) that gave rise to the Pre-Termination Takeover Proposal Event, then Seller shall, on the earlier of the date of such definitive agreement is executed or such Acquisition Proposal is consummated, pay Parent a fee equal to the sum of $2,350,000 (the “Termination Fee”) and the Expense Fee (as defined below. The Termination Fee and Expense Fee shall be paid by wire transfer of same-day funds.

(b) In the event that this Agreement is terminated by either party pursuant to Section 7.1(c) by reason of the other party’s material breach of the provisions of this Agreement, the breaching party shall pay all reasonable costs and documented expenses incurred by the non-breaching party in connection with this Agreement and the transactions contemplated hereby, including legal, accounting, investment banking, travel and printing expenses up to $750,000 (the “Expense Fee”). The Expense Fee shall be paid by wire transfer of same-day funds.

(c) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(d) or by Seller pursuant to Section 7.1(e), then concurrently with such termination, Seller shall pay to Parent the Termination Fee and the Expense Fee by wire transfer of same-day funds, and such termination shall not be deemed effective hereunder until payment by Seller of such fee. In no event shall Seller be required to pay the Termination Fee and the Expense Fee under both this Section 7.4(c) and Section 7.4(a).

(d) For purposes of this Section 7.4, a “Pre-Termination Takeover Proposal Event” shall be deemed to occur if, prior to the event giving rise to the right to terminate this Agreement, an Acquisition Proposal shall have been made known to the senior management or board of directors of Seller or shall have been made directly to its shareholders generally, or any person reasonably qualified to consummate an Acquisition Proposal shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and such Acquisition Proposal or public announcement shall not have been irrevocably withdrawn not less than five Business Days prior to the Special Meeting and Seller’s shareholders fail to approve this Agreement at such meeting (with respect to a termination pursuant to Section 7.1(b)(i)(B)) or the date of termination (with respect to a termination pursuant to Section 7.1(c).

(e) Each party acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, each party would not enter into this Agreement; accordingly, if Seller fails to pay promptly the Termination Fee and the Expense Fee, or the breaching party fails to pay the Expense Fee, pursuant to this Section 7.4 and, in order to obtain such payment, the other party commences a suit which results in a judgment against the other for the fee set forth in this Section 7.4, the non-successful party shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, plus 300 basis points.

(f) For purposes of this Section 7.4, all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”.

(g) The parties agree that the payment of the Termination Fee and Expense Fee shall be the sole and exclusive remedy available to Parent and Acquiror with respect to this Agreement in the event any such payment becomes due and payable and is paid, and, upon payment of the Termination Fee and Expense Fee, Seller and its directors, officers, employees, stockholders and representatives shall have no further liability to Parent and Acquiror under this Agreement; provided, however, that Seller shall not be relieved or released from any liabilities or damages arising out of its willful and material breach of this Agreement; provided, further, that the aggregate amount of any damages determined by a court to be payable by Seller pursuant to the foregoing proviso shall be reduced by the amount of any Termination Fee and Expense Fee previously paid to Parent pursuant to this Section 7.4.

ARTICLE VII

IMISCELLANEOUS

8.1 Expenses. Except as provided in Section 7.4, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including legal, accounting, investment banking and printing expenses) shall be borne by the party incurring such costs and expenses, provided that Parent and Seller shall each bear one-half of all costs of printing, mailing and filing the Proxy Statement/Prospectus and the Registration Statement and all filing and similar fees relating to the Merger.

8.2 Survival. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those covenants and agreements set forth in this Article VIII.

8.3 Notices. All notices and other communications hereunder shall be in writing or by written telecommunication, and shall be deemed to have been duly given if delivered personally, or if mailed by certified mail, overnight courier, return receipt requested, postage prepaid, or sent by written telecommunication, as follows:

(a) If to Parent or Acquiror, to:

Renasant Corporation

209 Troy Street

Tupelo, Mississippi 38804-4827

Attention: E. Robinson McGraw

Facsimile: (662) 680-1230

with a copy (which shall not constitute notice) to:

Phelps Dunbar LLP

365 Canal Street, Suite 2000

New Orleans, Louisiana 70130

Attention: Mark A. Fullmer

Facsimile: (504) 568-9130

(b) If to Seller, to:

KeyWorth Bank

11655 Medlock Bridge Road

Johns Creek, Georgia 30097

Attention: James F. Pope

Facsimile: (770) 418-2777

with a copy (which shall not constitute notice) to:

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

Attention: Mark C. Kanaly

Facsimile: (404) 253-8390

or to such other address or telecommunication number as such party may hereafter specify for the purpose by notice to the other party. All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile, (iii) four Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (iv) one Business Day after being deposited with a reputable overnight courier.

8.4 Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that (i) neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party and, (ii) except as otherwise expressly provided in Sections 2.6, 5.13(a)(ii), 5.13(b), 5.13(c) and 5.18, nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement.

8.5 Complete Agreement. This Agreement (including the Seller Disclosure Schedules and the Parent Disclosure Schedules), including the documents and other writings referred to herein or therein or delivered pursuant hereto or thereto, contain the entire agreement and understanding of the parties with respect to the subject matter hereof and shall supersede all prior agreements and understandings by and among the parties, both written and oral, with respect to such subject matter, including that certain letter agreement by and between Parent and Seller dated September 18, 2015. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings by and among the parties other than those expressly set forth herein or therein.

8.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original. Delivery of a copy of this Agreement bearing an original signature by facsimile transmission or by electronic mail in “portable document format” form shall have the same effect as physical delivery of the paper document bearing the original signature.

8.7 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed by the laws of the State of Mississippi, without giving effect to the principles of conflicts of laws thereof.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the State of Mississippi, and, solely in connection with claims arising under this Agreement or the Merger that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of such Mississippi courts, (ii) waives any objection to laying venue in any such action or proceeding in the Mississippi courts, (iii) waives any objection that the Mississippi courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 8.3.

(c) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives, to the extent permitted by applicable Law at the time of institution of the applicable litigation, any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that: (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver; (ii) it understands and has considered the implications of this waiver; (iii) it makes this waiver voluntarily; and (iv) it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.7.

8.8 Interpretation. For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Disclosure Schedules and Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, Disclosure Schedule and Exhibit references are to the Articles, Sections, Disclosure Schedules and Exhibits to this Agreement unless otherwise specified, (iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” (iv) the word “or” shall not be exclusive and (v) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified. This Agreement shall not be interpreted or construed to require any person or entity to take any action, or fail to take any action, if to do so would violate applicable Law.

The parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant. Further, notwithstanding anything in this Agreement to the contrary, it is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule or the Parent Disclosure Schedule as an exception to a representation or warranty is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would have a Seller Material Adverse Effect or Parent Material Adverse Effect, as the case may be, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedule or the Parent Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule or the Parent Disclosure Schedule is or is not material for purposes of this Agreement.

8.9 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 7.4(f), the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which the parties may be entitled at law or in equity. The parties agree to waive any requirements for the securing or posting of any bond in connection with any remedy described in this Section 8.9 (except to the extent required by Law).

8.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

8.11 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Parent may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, that (A) any such change shall not result in any adverse federal income tax consequences of the Merger to holders of Seller Common Stock or to Parent, Acquiror or Seller and (B) no such change shall (i) alter or change the amount or kind of the Merger Consideration or (ii) jeopardize or materially delay the receipt of any required regulatory approvals of the Merger or the satisfaction of any other conditions set forth in Article VI hereof. In the event Parent elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

[The remainder of this page intentionally left blank. Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

RENASANT CORPORATION

By:	/s/ E. Robinson McGraw
	Name:	E. Robinson McGraw
	Title:	Chairman, President and Chief Executive Officer

RENASANT BANK

By:	/s/ E. Robinson McGraw
	Name:	E. Robinson McGraw
	Title:	Chairman, President and Chief Executive Officer

KEYWORTH BANK

By:	/s/ James F. Pope
	Name:	James F. Pope
	Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

INDEX OF DEFINED TERMS

Term	Defined In Section No.
Acquiror	Preamble
Acquisition Proposal	5.3(a)
affiliate	3.18
Agreement	Preamble
Articles	1.3
Articles of Merger	1.2
Bankruptcy and Equity Exception	3.3(a)
BOLI	3.24(b)
Burdensome Condition	5.7(b)
Business Day	1.2
Bylaws	1.3
Change in the Seller Recommendation	5.3(c)
Claims	5.13(b)
Closing	1.2
Closing Date	1.2
Code	2.2(e)
Commission	3.10
Costs	5.13(b)
CRA	3.28
Dissenting Shareholders	2.3
Effective Time	1.2
Employees	3.8(a)
Employer	5.13(a)(i)
Employment Agreements	5.17
Environmental Law	3.15
ERISA	3.8(a)
ERISA Affiliate	3.8(b)
ERISA Plan	3.8(b)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)(ii)
FDIA	3.12
FDIC	3.3(c)
GAAP	3.4(a)
GDBF	1.2
Georgia Banking Code	1.1
Governmental Entity	1.2
Hazardous Substance	3.15
Indemnification Cap	5.13(b)
Indemnified Parties	5.13(b)
Intellectual Property	3.27(a)
IRS	3.7(a)
Law	3.3(b)
Loan Portfolio Properties and Other Properties Owned	3.15
MCB	1.2
Merger	1.1
Merger Consideration	2.1(a)(ii)

Outside Date	7.1(b)(i)
Parent	Preamble
Parent Common Stock	2.1(a)(ii)
Parent Disclosure Schedule	First sentence Article IV
Parent Financial Statements	4.4(a)
Parent Material Adverse Effect	4.1(a)
Parent Pension Plan	4.11(a)
Parent Plans	4.11(a)
Parent SEC Documents	4.8(a)
party/parties	Preamble
Pension Plan	3.8(a)
Permitted Liens	3.14(a)
Pre-Termination Takeover Proposal Event	7.4(c)
Proceeding	5.13(b)
Proxy Statement/Prospectus	5.8(a)
Qualified Parent Plan	4.11(a)
Qualified Seller Plan	3.8(a)
Registration Statement	3.10
Representative	2.2(b)
Returns	3.7(a)
Risk Management Instruments	3.20
Seller	Preamble
Seller Acquisition Agreement	5.3(c)
Seller Agreement	3.13(a)
Seller Common Stock	2.1(a)(ii)
Seller Disclosure Schedule	First sentence Article III
Seller Financial Statements	3.4(a)
Seller Material Adverse Effect	3.1(a)
Seller Plans	3.8(a)
Seller Recommendation	5.8(b)
Seller Representatives	5.3(a)
Seller Shareholder Approval	3.35
Seller Stock Certificate	2.2(e)
Seller Stock Options	2.6(a)
Seller Stock Plans	2.6(a)
Seller Warrants	2.6(a)
Software	3.27(a)
Special Meeting	5.8(b)
Superior Proposal	5.3(a)
Surviving Bank	1.1
Takeover Laws	3.3(d)
Taxes	3.7(c)
Termination Fee	7.4(a)
Transferred Employees	5.13(a)(i)
WARN Act	3.25(d)
1933 Act	3.10
1934 Act	3.9(a)

EXHIBIT A

ARTICLES OF MERGER

ARTICLES OF MERGER

These Articles of Merger (“Articles of Merger”) are dated as of                     , by and between Renasant Bank, a Mississippi banking association (“Acquiror”), and KeyWorth Bank, a Georgia commercial bank (“Seller”). Each of Acquiror and Seller is a “party” to these Articles of Merger, and one or more of them are “parties” hereto, as the context may require.

W I T N E S S E T H:

WHEREAS, Renasant Corporation, a Mississippi corporation (“Parent”), Acquiror and Seller have entered into an Agreement and Plan of Merger, dated as of October     , 2015, a copy of which is attached hereto as Exhibit A (the “Plan”); and

WHEREAS, pursuant to the Plan and these Articles of Merger, and subject to the terms and conditions set forth therein and herein, Seller shall be merged with and into Acquiror, with Acquiror being the surviving banking association in such merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Plan, the parties hereto do mutually agree as follows:

ARTICLE I

DEFINITIONS

Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Effective Time” shall mean the date and time at which the Merger becomes effective as provided in Section 2.2 of these Articles of Merger.

“Merger” shall refer to the merger of Seller with and into Acquiror as provided in Section 2.1 of these Articles of Merger.

“Merging Banks” shall mean Acquiror and Seller.

“Seller Common Stock” shall mean the common stock, par value $5.00 per share, of Seller.

“Surviving Bank” shall mean Acquiror as the surviving banking association in the Merger.

ARTICLE II

TERMS OF THE MERGER

2.1 THE MERGER. Subject to the terms and conditions set forth in the Plan, at the Effective Time, Seller shall be merged with and into Acquiror pursuant to and in accordance with Title 81 of the Mississippi Code of 1972, as amended (the “Mississippi Code”), and Title 7 of the Official Code of Georgia Annotated, as amended (the “Georgia Code”). Acquiror shall be the Surviving Bank in the Merger and shall continue to be governed by the laws of the State of Mississippi. At the Effective Time, the Merger shall have the effects set forth in Mississippi Code Annotated Section 81-5-85 and the separate existence and corporate organization of Seller shall cease, and all right, title and interest in and to all real estate and other property owned by, and every contract right possessed by, Seller shall be vested in Acquiror as the Surviving Bank, without reversion or impairment, without further act or deed and without any transfer or assignment having occurred (but subject to any existing liens or other encumbrances

Exhibit A – Page 1

thereon), and all liabilities and obligations of Seller shall be vested in Acquiror as the Surviving Bank, as the primary obligor therefor, and, except as set forth in the Plan, no other person shall be liable therefor, and all proceedings pending by or against either of the Merging Banks shall be continued by or against Acquiror as the Surviving Bank, and all liabilities, obligations, assets or rights associated with such proceedings shall be vested in Acquiror as the Surviving Bank.

2.2 EFFECTIVE TIME. The Merger shall become effective upon the later of the dates and times stated in the Certificate of Merger Approval issued by the Mississippi Commissioner of Banking and Consumer Finance (“MCB”) and the Certificate of Approval issued by the Georgia Department of Banking and Consumer Finance (“GDBF”).

2.3 NAME OF THE SURVIVING BANK. The name of the Surviving Bank shall be “Renasant Bank.”

2.4 CHARTER OF INCORPORATION. On and after the Effective Time, the Articles of Incorporation of the Surviving Bank shall be the Charter of Incorporation of Acquiror as in effect immediately prior to the Effective Time until thereafter amended in accordance with applicable law.

2.5 BYLAWS. On and after the Effective Time, the Bylaws of the Surviving Bank shall be the Bylaws of Acquiror as in effect immediately prior to the Effective Time until thereafter amended in accordance with applicable law.

2.6 MAIN OFFICE, REGISTERED AGENT AND REGISTERED OFFICE.

(a)	The main office of the Surviving Bank is located at 209 Troy Street, Tupelo, Lee County, Mississippi 38804. The registered agent for the Surviving Bank is Steve Corban and the registered office is located at 209 Troy Street, Tupelo, Lee County, Mississippi 38804.

(b)	The main office of the Seller is located at 11655 Medlock Bridge Road, Johns Creek, Fulton County, Georgia 30097. The registered agent for the Seller is James F. Pope and the registered office is located at 11655 Medlock Bridge Road, Johns Creek, Fulton County, Georgia 30097.

2.7 ADOPTION OF THE PLAN. The Plan was unanimously adopted by the Board of Directors of the Parent, as the sole shareholder of the Acquiror, on                     , 20    .

Pursuant to a notice mailed on or about                     , 20    , to all of the shareholders of the Seller, the Plan was approved by the shareholders of the Seller at a meeting duly called and held on                     , 20    , at                     , located at                     . As of                     , 20    , the record date for the meeting of Seller shareholders, there were                      shares of common stock of Seller issued, outstanding and entitled to vote. The Plan was adopted by the affirmative vote of                      shares or         % of the outstanding common stock. An affirmative vote of                      shares, or two-thirds of the amount outstanding, was required to adopt the Plan.

2.8 BOARD OF DIRECTORS. The names and addresses of the directors of the Surviving Bank are: [names and addresses to be provided]

2.9 PUBLICATION OF NOTICE. The Surviving Bank will deliver the request for publication of a notice of filing these Articles of Merger and payment therefore as required by Section 7-1-532(d) of the Georgia Code.

Exhibit A – Page 2

ARTICLE III

CONVERSION OF SHARES

3.1 CONVERSION OF SHARES. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Parent, Acquiror, Seller or the holders of any of the following securities:

(a)	Each share of common stock, par value $5.00 per share, of Acquiror issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall not be affected by the Merger.

(b)	Subject to the other provisions of this Section 3.1, each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Seller Common Stock to be canceled in accordance with Section 3.1(e) and shares held by Dissenting Shareholders (as defined in the Plan)) shall, subject to adjustment pursuant to Section 3.1(d), be converted automatically into and thereafter represent the right to receive the number of shares (or a fraction thereof) of Parent Common Stock, rounded to the nearest four decimals, equal to the Exchange Ratio (the “Merger Consideration”). As used in this Agreement, the term “Parent Common Stock” means the common stock, $5.00 par value per share, of Parent; the term “Exchange Ratio” means 0.4494.

(c)	Certificates previously evidencing shares of Seller Common Stock shall be exchanged for certificates evidencing the Merger Consideration. Notwithstanding the foregoing, however, no fractional shares of Parent Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 3.1(f).

(d)	If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of capital stock of Parent or Seller, respectively, shall occur (or for which the relevant record date will occur) as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or other subdivision, combination or readjustment of shares, or as a result of any stock dividend or stock distribution with a record date during such period, the Exchange Ratio shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change.

(e)	Each share of Seller Common Stock held in the treasury of Seller and each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or any subsidiary of Parent (other than shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity or as a result of debts previously contracted) shall automatically be cancelled and extinguished without any conversion thereof and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(f)	No certificates or scrip representing fractional shares of Parent Common Stock will be issued as a result of the Merger. In lieu of the issuance of fractional shares pursuant to Section 3.1(a), cash adjustments (without interest) will be paid to each holder of Seller Common Stock in respect of any fraction of a share of Parent Common Stock that would otherwise be issuable to such holder of Seller Common Stock, and the amount of such cash adjustment shall be determined by multiplying (x) the fraction of a share of Parent Common Stock otherwise issuable by (y) the closing sale price of one share of Parent Common Stock as reported by the Nasdaq Global Select Market as of the end of the last trading day prior to the Effective Time. No such holder shall be entitled to dividends, voting rights or any other right of shareholders in respect of any fractional share.

Exhibit A – Page 3

3.2 EXCHANGE OF CERTIFICATES FOR STOCK. After the Effective Time, each holder of a certificate previously representing outstanding shares of Seller Common Stock shall surrender and exchange such certificates for the Merger Consideration in the manner provided in Section 2.2 of the Plan.

ARTICLE IV

FILING OF PLAN

The approval of these Articles of Merger by the shareholders of Seller shall be certified in Articles of Merger which shall be signed and acknowledged by the President or Vice President of Seller. Thereafter, an original of the Articles of Merger, so certified, signed and acknowledged, shall be delivered to the MCB and GBCF for filing and recordation in the manner required by law.

ARTICLE V

MISCELLANEOUS

5.1 CONDITIONS PRECEDENT. The respective obligations of each party under these Articles of Merger shall be subject to the satisfaction, or waiver by the party permitted to do so, of the conditions set forth in Article VI of the Plan.

5.2 TERMINATION. These Articles of Merger shall be terminated automatically without further act or deed of either of the parties in the event of the termination of the Plan in accordance with Article VII thereof.

5.3. AMENDMENTS. To the extent permitted by the Mississippi Code and the Georgia Code, these Articles of Merger may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the Board of Directors of each of the parties; provided, however, that the provisions of Article III of these Articles of Merger relating to the consideration to be paid for the shares of Seller Common Stock shall not be amended after the Special Meeting (as defined in the Plan) so as to modify either the amount or the form of such consideration or to otherwise materially adversely affect the stockholders of Seller without the approval of the stockholders of Seller.

5.4 SUCCESSORS. These Articles of Merger shall be binding on the successors of Acquiror and Seller.

[The remainder of this page intentionally left blank. Signature page follows.]

Exhibit A – Page 4

IN WITNESS WHEREOF, Acquiror and Seller have caused these Articles of Merger to be executed by their duly authorized officers as of the day and year first above written.

RENASANT BANK

By:
	Name:	E. Robinson McGraw
	Title:	President and Chief Executive Officer

ATTEST:

By:
Name:
Title:

KEYWORTH BANK

By:
	Name:	James F. Pope
	Title:	Chief Executive Officer

ATTEST:

By:
	Name:	Neil Stevens
	Title:	President and Chief Operating Officer

Exhibit A – Page 5

EXHIBIT A

Agreement and Plan of Merger

Exhibit A – Page 6

SCHEDULE 5.13(b)

JOINDER AGREEMENT

THIS AGREEMENT is made and executed as of                     , 2015 between Renasant Corporation, a Mississippi corporation (“Parent”), and the undersigned individual officer and/or director (“KeyWorth Official”) of KeyWorth Bank, a Georgia bank (“KeyWorth”).

RECITALS:

WHEREAS, Parent, Renasant Bank, a Mississippi banking association (the “Acquiror”), and KeyWorth have entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which KeyWorth will be merged into Acquiror and Acquiror shall be the surviving entity on the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, in consideration of the agreements made by KeyWorth in connection with the Merger Agreement, Parent has agreed to indemnify the KeyWorth Official under certain circumstances set forth in the Merger Agreement.

NOW, THEREFORE, in consideration of Parent’s agreement to indemnify the KeyWorth Official and the expenses and costs that may be incurred by Parent in connection with such indemnification, the KeyWorth Official hereby agrees as follows:

1. Assumption of and Cooperation in Defense.

1.1 Notice and Assumption of Defense. In the event a claim arises for which indemnification is or may be sought by the KeyWorth Official, the KeyWorth Official shall promptly notify Parent, in writing at the address set forth in Section 3 hereof, of the commencement of such legal action or existence of and facts relating to such claim. Upon receipt of such notice, or at any time thereafter, Parent shall be entitled to participate therein and, in its sole discretion, to assume the defense of such claim, with counsel of its choice, subject to the reasonable approval of the KeyWorth Official, and to consider and decide on any proposed settlement, subject to the reasonable approval of the KeyWorth Official. In any and all events, Parent shall have the right to reasonable control over the nature and extent of expenses incurred in connection with such claim(s). Parent shall notify the KeyWorth Official of its assumption of the defense of such claim; and after such notice from Parent to the KeyWorth Official, Parent shall not be liable to the KeyWorth Official for indemnification under Section 5.13(b) of the Merger Agreement for any legal expenses of other counsel or any other expenses of defense subsequently incurred by such indemnified party.

1.2 Cooperation in Defense. The KeyWorth Official agrees to cooperate in the defense of any action for which indemnification is sought under Section 5.13(b) of the Merger Agreement. Such cooperation shall include, but not be limited to, providing Parent and its counsel copies of any and all relevant documents relating to the claim, consulting with Parent and its counsel with regard to the claim, providing testimony, either in deposition or at trial or both, regarding the facts relating to the claim, making himself available at reasonable times for consultation, testimony and fact-finding and otherwise furnishing such information to Parent and its counsel as the KeyWorth Official would provide to his own counsel in the event he were defending the action himself. Except as expressly permitted by Parent, the KeyWorth Official shall not object to the production or use of any documents heretofore prepared by or of information provided to Parent legal counsel on the basis of any claim of privilege that is available only to KeyWorth or Parent; provided, however, that Parent agrees that it will not, without the consent of the KeyWorth Official, waive any applicable privilege of the KeyWorth Official. Such cooperation shall be provided regardless of whether Parent assumes the defense of the action.

Schedule 5.13(b) – Page 1

2. Duplication of Payment; Limitations; Presumptions.

2.1 No Duplication of Payments. Parent shall not be liable under this Agreement to make any payment in connection with any claim against the KeyWorth Official to the extent the KeyWorth Official has otherwise actually received payment (under any insurance policy, certificate of incorporation, bylaw provision or otherwise) of amounts otherwise indemnifiable hereunder.

2.2 Limitation on Liability. The KeyWorth Official hereby expressly acknowledges and agrees that Parent shall not be liable in the aggregate for more than the Indemnification Cap (as defined in the Merger Agreement) in connection with its obligations under Section 5.13(b) of the Merger Agreement. The KeyWorth Official further acknowledges and agrees that he shall have no claim against Parent for any amount that, when aggregated with indemnification amounts paid by Parent to other KeyWorth Officials that would be subject to the Indemnification Cap as provided in the Merger Agreement (the “Capped Amount”), exceeds the Indemnification Cap. Any claim for reallocation of the amounts paid by Parent among KeyWorth Officials shall be made against the other KeyWorth Official(s) involved, and Parent shall not be liable in any way for the allocation of such Capped Amount among KeyWorth Officials.

2.3 No Presumption. For purposes of this Agreement, the termination of any claim, action, suit or proceeding by judgment, order, settlement (whether with or without court approval) shall not of itself create a presumption that the KeyWorth Official did or did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

3. Notices. All notices or other communications which are required or permitted hereunder shall be delivered in accordance with Section 8.3 of the Merger Agreement, at the addresses listed below:

If to Parent:	Renasant Corporation 209 Troy Street Tupelo, Mississippi 38804-4827 Attention: E. Robinson McGraw

If to the KeyWorth Official:

4. Execution in Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original. Transmission by facsimile of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, and such facsimile shall be deemed to be an original counterpart of this Agreement.

5. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Mississippi applicable to agreements made and entirely to be performed within such State, except as federal law may be applicable.

6. Amendment. This Agreement may only be amended by a written instrument signed by both parties hereto.

Schedule 5.13(b) – Page 2

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

RENASANT CORPORATION

By:
	Name:	E. Robinson McGraw
	Title:	Chairman, President and Chief Executive Officer

KEYWORTH OFFICIAL

Print Name:

Schedule 5.13(b) – Page 3

SCHEDULE 5.18-A

VOTING AND NON-COMPETITION AGREEMENT

VOTING AND NON-COMPETITION AGREEMENT

This Voting and Non-Competition Agreement (this “Agreement”) is made and executed as of the ____ day of October, 2015, between Renasant Corporation, a Mississippi corporation (“Parent”), and the undersigned non-employee director (“KeyWorth Official”) of KeyWorth Bank, a Georgia bank (“KeyWorth”).

Parent, Renasant Bank, a Mississippi banking association (“Acquiror”), and KeyWorth have entered into an Agreement and Plan of Merger (the “Plan of Merger”), pursuant to which the parties thereto agree that KeyWorth will merge with and into Acquiror (the “Merger”), and Acquiror shall be the surviving entity of the Merger. In consideration of the expenses that Parent will incur in connection with the transactions contemplated by the Plan of Merger, and in order to preserve the value of the franchise to be purchased by Parent and induce Parent to proceed to incur such expenses, the KeyWorth Official makes the following agreements in favor of Parent:

1. Undertakings of KeyWorth Official.

1.1 The KeyWorth Official agrees and undertakes during the term of this Agreement to vote or cause to be voted in favor of the Plan of Merger all shares of common stock of KeyWorth, $5.00 par value per share (the “KeyWorth Stock”), as to which he has voting power (other than shares held in a fiduciary capacity), which amount of shares is shown on the schedule attached hereto and made a part hereof (the “Shares”), at any meeting or meetings of the shareholders of KeyWorth at which such matters are considered (including any and all adjournments thereof). Further, the KeyWorth Official in his capacity as a shareholder shall not invite or seek any Acquisition Proposal (as defined in the Plan of Merger), support (or suggest that anyone else should support) any Acquisition Proposal that may be made or ask the Board of Directors of KeyWorth to consider, support or seek any Acquisition Proposal. The parties hereto acknowledge and agree that nothing in this section or this Agreement is intended to dictate or require that the KeyWorth Official vote as a director in any manner, and nothing in this Agreement: (i) will limit or affect any actions or omissions taken by the KeyWorth Official in his capacity as a director, including in exercising rights under the Plan of Merger, and no such actions or omissions shall be deemed a breach of this Agreement or (ii) will be construed to prohibit, limit or restrict the KeyWorth Official from exercising KeyWorth Official’s fiduciary duties as a director of KeyWorth.

1.2 The KeyWorth Official further agrees that during the term of this Agreement, he will not transfer or encumber any of the Shares, except (i) for transfers by operation of law and (ii) for transfers in connection with which Parent has consented to the transfer and the transferee shall agree in writing with Parent to be bound by this Agreement as fully as the undersigned.

2. Representations of the KeyWorth Official.

2.1 The KeyWorth Official represents and warrants to Parent that:

(a) The KeyWorth Official is the registered or beneficial owner of, and has full voting power with respect to, the Shares. While this Agreement is in effect, the KeyWorth Official shall not, directly or indirectly, deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Shares or grant any proxies with respect thereto.

(b) The KeyWorth Official does not beneficially own any shares of the capital stock of KeyWorth other than the Shares or securities exercisable for or convertible into the Shares.

Schedule 5.18-A - Page 1

(c) The KeyWorth Official has the legal capacity, power and authority to enter into and perform all of the KeyWorth Official’s obligations under this Agreement. This Agreement has been duly and validly executed and delivered by the KeyWorth Official and constitutes the legal, valid and binding obligation of the KeyWorth Official, enforceable against the KeyWorth Official in accordance with its terms except as limited by the Bankruptcy and Equity Exception (as defined in the Plan of Merger). No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other person on the part of the KeyWorth Official is required in connection with the valid execution and delivery of this Agreement. If the KeyWorth Official is married and the KeyWorth Official’s Shares constitute community property, this Agreement has been, to the extent necessary, duly authorized and constitutes a valid and binding agreement of the KeyWorth Official’s spouse, enforceable against such person in accordance with its terms subject to the foregoing exception.

(d) None of the execution and delivery of this Agreement by the KeyWorth Official, the consummation by the KeyWorth Official of the transactions contemplated hereby or compliance by the KeyWorth Official with any of the provisions hereof will conflict with or result in a breach of, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or law applicable to the KeyWorth Official or to the KeyWorth Official’s property or assets.

3. Additional Shares.

3.1 The KeyWorth Official agrees that all shares of KeyWorth Stock that the KeyWorth Official purchases, acquires the right to vote or otherwise acquires beneficial ownership of after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

4. Waiver of Appraisal and Dissenters’ Rights.

4.1 The KeyWorth Official hereby waives, and agrees not to assert or perfect, and shall use his reasonable best efforts to cause any affiliates who hold of record any of the KeyWorth Official’s Shares to waive and not to assert or perfect, any rights of appraisal or rights to dissent from the Merger that the KeyWorth Official or such affiliate may now or hereafter have with respect to any Shares (or any other shares of capital stock of KeyWorth that the KeyWorth Official shall hold of record at the time that the KeyWorth Official may be entitled to assert appraisal or dissenter’s rights with respect to the Merger).

5. Noncompetition Obligations of KeyWorth Official.

5.1 KeyWorth Official will not:

(a) directly or indirectly, for himself or in affiliation with any business or entity in which he owns an equity or financial interest (except as to not more than five percent (5%) of the outstanding stock of any corporation, the securities of which are regularly traded on a nationally recognized securities exchange or over-the-counter market), carry on or engage in any Competitive Business (as hereinafter defined) within the Restricted Area (as hereinafter defined); or

(b) directly or indirectly, in affiliation with any individual or any business or entity not covered by (a) above, whether as a partner, employee, contractor, consultant or otherwise, carry on or engage in any Competitive Business in the Restricted Area; or

(c) directly or indirectly, solicit or cause to be solicited any customers of Parent or Acquiror, with respect to any Competitive Business in the Restricted Area; or

Schedule 5.18-A - Page 2

(d) directly or indirectly, solicit or cause to be solicited any employees, contractors or agents of Parent or Acquiror to terminate their employment, contract or relationship with Parent or Acquiror.

For purposes of this Agreement, the term “Restricted Area” shall mean the following counties in Georgia in which KeyWorth has operations as of the date hereof: Cherokee, Cobb, DeKalb, Forsyth, Fulton, Gwinnett and all adjoining counties. For purposes of this Agreement, the term “Competitive Business” shall mean the business of banking, including, without limitation, checking and savings accounts, business and personal loans, interim construction and residential loans, student loans, automated tellers machines, internet banking services and accounts receivable financing. For the avoidance of doubt, “Competitive Business” shall not include insurance agency services and insurance services.

5.2 In the event that Parent shall file a lawsuit in any court of competent jurisdiction alleging a breach of the non-competition provisions of this Agreement by the KeyWorth Official, then any time period set forth in this Agreement including the time periods set forth above, will be extended for the number of days equal to the number of days the KeyWorth Official was in breach of this Agreement, so that Parent is provided the benefit of the full Restricted Period (as defined below).

5.3 Parent and the KeyWorth Official agree that the foregoing restrictions are reasonable under the circumstances and that any breach of the covenants contained in this Section 5 would cause irreparable injury to Parent. The KeyWorth Official understands that the foregoing restrictions may limit the KeyWorth Official’s ability to engage in certain businesses during the period provided for above in the Restricted Area, but acknowledges that the KeyWorth Official will receive sufficient remuneration and other benefits under the Plan of Merger to justify such restriction. Further, the KeyWorth Official acknowledges that his skills are such that he can be gainfully employed in non-competitive employment, and that the agreement not to compete will in no way prevent him from earning a living. If any of the aforesaid restrictions are found by a court of competent jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions therein set forth to be modified by the court making such determination so as to be reasonable and enforceable and, as so modified, to be fully enforced. By agreeing to this contractual modification prospectively at this time, the parties intend to make this provision enforceable under applicable law in the Restricted Area so that the entire agreement not to compete and this Agreement as prospectively modified shall remain in full force and effect and shall not be rendered void or illegal.

6. Terms.

6.1 The obligations set forth in Sections 1, 2, 3 and 4 of this Agreement shall terminate upon the earliest to occur of (i) the Effective Time (as defined in the Plan of Merger) and (ii) the date on which the Plan of Merger terminates in accordance with its terms.

6.2 The obligations set forth in Sections 5, 6 and 7 of this Agreement shall terminate upon the earliest to occur of (i) the second anniversary of the Closing (as defined in the Plan of Merger) (the “Restricted Period”) and (ii) the date on which the Plan of Merger terminates in accordance with its terms.

7. Miscellaneous.

7.1 The KeyWorth Official acknowledges that money damages would not be an adequate remedy for any breach of this Agreement by the KeyWorth Official, and Parent shall be entitled to seek to enforce the provisions of this Agreement by specific performance and injunctive relief as remedies for such breach or any threatened breach, without any requirement for the securing or posting of any bond or

Schedule 5.18-A - Page 3

giving any other undertaking (except to the extent required by law). Such remedies shall not be deemed the exclusive remedies for a breach of this Agreement, but shall be in addition to all remedies available at law or in equity to Parent, including, without limitation, the recovery of damages from the KeyWorth Official and his or her agents involved in such breach.

7.2 The KeyWorth Official acknowledges and agrees that this Agreement is executed in connection with the sale of all of the business of KeyWorth. The KeyWorth Official further acknowledges and represents that the provisions of this Agreement will not work a hardship on him and will not prevent him from engaging in his occupation.

7.3 No amendment, modification or waiver in respect of this Agreement shall be effective unless it shall be in writing and signed by both parties and to the extent permitted under applicable law.

7.4 This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each party hereto.

7.5 This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Georgia applicable to agreements made and entirely to be performed within such State, except as federal law may be applicable.

7.6 The KeyWorth Official may not assign any of his rights or obligations under this Agreement to any other person.

7.7 This Agreement supersedes any and all oral or written agreements and understandings heretofore made between the parties hereto relating to the subject matter hereof and contains the entire agreement of the parties relating to the subject matter hereof; provided, however, that notwithstanding the foregoing, this Agreement does not modify or amend any stock option agreement, employment agreement, option or similar employee benefit agreement between KeyWorth or an affiliate of KeyWorth and the KeyWorth Official. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors, heirs and legatees.

7.8 In the event that any party institutes any legal suit, action or proceeding against the other party to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach of this Agreement), the prevailing party in the suit, action or proceeding shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys’ fees and expenses and court costs.

[Remainder of this page intentionally left blank. Signature page follows.]

Schedule 5.18-A - Page 4

IN WITNESS WHEREOF, the parties have signed this Agreement effective as of the date first set forth above.

RENASANT CORPORATION

By:
	Name:	E. Robinson McGraw
	Title:	Chairman, President and Chief Executive Officer

KEYWORTH OFFICIAL

Print Name:

Schedule 5.18-A - Page 5

SCHEDULE TO

VOTING AND NON-COMPETITION AGREEMENT

Number of shares of common stock, $5.00 par value per share, of KeyWorth Bank owned by the KeyWorth Official:                      shares.

Schedule 5.18-A - Page 6

SCHEDULE 5.18-B

VOTING AGREEMENT

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and executed as of the          day of October, 2015, between Renasant Corporation, a Mississippi corporation (“Parent”), and the undersigned employee director (“KeyWorth Official”) of KeyWorth Bank, a Georgia bank (“KeyWorth”).

Parent, Renasant Bank, a Mississippi banking association (“Acquiror”), and KeyWorth have entered into an Agreement and Plan of Merger (the “Plan of Merger”), pursuant to which the parties thereto agree that KeyWorth will merge with and into Acquiror (the “Merger”), and Acquiror shall be the surviving entity of the Merger. In consideration of the expenses that Parent will incur in connection with the transactions contemplated by the Plan of Merger, and in order to preserve the value of the franchise to be purchased by Parent and induce Parent to proceed to incur such expenses, the KeyWorth Official makes the following agreements in favor of Parent:

1. Undertakings of KeyWorth Official.

1.1 The KeyWorth Official agrees and undertakes during the term of this Agreement to vote or cause to be voted in favor of the Plan of Merger all shares of common stock of KeyWorth, $5.00 par value per share (the “KeyWorth Stock”), as to which he has voting power (other than shares held in a fiduciary capacity), which amount of shares is shown on the schedule attached hereto and made a part hereof (the “Shares”), at any meeting or meetings of the shareholders of KeyWorth at which such matters are considered (including any and all adjournments thereof). Further, the KeyWorth Official in his capacity as a shareholder shall not invite or seek any Acquisition Proposal (as defined in the Plan of Merger), support (or suggest that anyone else should support) any Acquisition Proposal that may be made or ask the Board of Directors of KeyWorth to consider, support or seek any Acquisition Proposal. The parties hereto acknowledge and agree that nothing in this section or this Agreement is intended to dictate or require that the KeyWorth Official vote as a director in any manner, and nothing in this Agreement: (i) will limit or affect any actions or omissions taken by the KeyWorth Official in his capacity as a director, including in exercising rights under the Plan of Merger, and no such actions or omissions shall be deemed a breach of this Agreement or (ii) will be construed to prohibit, limit or restrict the KeyWorth Official from exercising KeyWorth Official’s fiduciary duties as a director of KeyWorth.

1.2 The KeyWorth Official further agrees that during the term of this Agreement, he will not transfer or encumber any of the Shares, except (i) for transfers by operation of law and (ii) for transfers in connection with which Parent has consented to the transfer and the transferee shall agree in writing with Parent to be bound by this Agreement as fully as the undersigned.

1.3 This Agreement shall terminate upon the earliest to occur of (i) the Effective Time (as defined in the Plan of Merger) and (ii) the date on which the Plan of Merger terminates in accordance with its terms.

2. Representations of the KeyWorth Official.

2.1 The KeyWorth Official represents and warrants to Parent that:

(a) The KeyWorth Official is the registered or beneficial owner of, and has full voting power with respect to, the Shares. While this Agreement is in effect, the KeyWorth Official shall not, directly or indirectly, deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Shares or grant any proxies with respect thereto.

Schedule 5.18-B - Page 1

(b) The KeyWorth Official does not beneficially own any shares of the capital stock of KeyWorth other than the Shares or securities exercisable for or convertible into the Shares.

(c) The KeyWorth Official has the legal capacity, power and authority to enter into and perform all of the KeyWorth Official’s obligations under this Agreement. This Agreement has been duly and validly executed and delivered by the KeyWorth Official and constitutes the legal, valid and binding obligation of the KeyWorth Official, enforceable against the KeyWorth Official in accordance with its terms except as limited by the Bankruptcy and Equity Exception (as defined in the Plan of Merger). No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other person on the part of the KeyWorth Official is required in connection with the valid execution and delivery of this Agreement. If the KeyWorth Official is married and the KeyWorth Official’s Shares constitute community property, this Agreement has been, to the extent necessary, duly authorized and constitutes a valid and binding agreement of the KeyWorth Official’s spouse, enforceable against such person in accordance with its terms subject to the foregoing exception.

(d) None of the execution and delivery of this Agreement by the KeyWorth Official, the consummation by the KeyWorth Official of the transactions contemplated hereby or compliance by the KeyWorth Official with any of the provisions hereof will conflict with or result in a breach of, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or law applicable to the KeyWorth Official or to the KeyWorth Official’s property or assets.

3. Additional Shares.

3.1 The KeyWorth Official agrees that all shares of KeyWorth Stock that the KeyWorth Official purchases, acquires the right to vote or otherwise acquires beneficial ownership of after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

4. Waiver of Appraisal and Dissenters’ Rights.

4.1 The KeyWorth Official hereby waives, and agrees not to assert or perfect, and shall use his reasonable best efforts to cause any affiliates who hold of record any of the KeyWorth Official’s Shares to waive and not to assert or perfect, any rights of appraisal or rights to dissent from the Merger that the KeyWorth Official or such affiliate may now or hereafter have with respect to any Shares (or any other shares of capital stock of KeyWorth that the KeyWorth Official shall hold of record at the time that the KeyWorth Official may be entitled to assert appraisal or dissenter’s rights with respect to the Merger).

5. [Reserved]

6. Miscellaneous.

6.1 The KeyWorth Official acknowledges that money damages would not be an adequate remedy for any breach of this Agreement by the KeyWorth Official, and Parent shall be entitled to seek to enforce the provisions of this Agreement by specific performance and injunctive relief as remedies for such breach or any threatened breach, without any requirement for the securing or posting of any bond or giving any other undertaking (except to the extent required by law). Such remedies shall not be deemed the exclusive remedies for a breach of this Agreement, but shall be in addition to all remedies available at law or in equity to Parent, including, without limitation, the recovery of damages from the KeyWorth Official and his or her agents involved in such breach.

Schedule 5.18-B - Page 2

6.2 The KeyWorth Official acknowledges and agrees that this Agreement is executed in connection with the sale of all of the business of KeyWorth.

6.3 No amendment, modification or waiver in respect of this Agreement shall be effective unless it shall be in writing and signed by both parties and to the extent permitted under applicable law.

6.4 This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each party hereto.

6.5 This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Georgia applicable to agreements made and entirely to be performed within such State, except as federal law may be applicable.

6.6 The KeyWorth Official may not assign any of his rights or obligations under this Agreement to any other person.

6.7 This Agreement supersedes any and all oral or written agreements and understandings heretofore made between the parties hereto relating to the subject matter hereof and contains the entire agreement of the parties relating to the subject matter hereof; provided, however, that notwithstanding the foregoing, this Agreement does not modify or amend any stock option agreement, employment agreement, option or similar employee benefit agreement between KeyWorth or an affiliate of KeyWorth and the KeyWorth Official. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors, heirs and legatees.

6.8 In the event that any party institutes any legal suit, action or proceeding against the other party to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach of this Agreement), the prevailing party in the suit, action or proceeding shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys’ fees and expenses and court costs.

[Remainder of this page intentionally left blank. Signature page follows.]

Schedule 5.18-B - Page 3

IN WITNESS WHEREOF, the parties have signed this Agreement effective as of the date first set forth above.

RENASANT CORPORATION

By:
	Name:	E. Robinson McGraw
	Title:	Chairman, President and Chief Executive Officer

KEYWORTH OFFICIAL

Print Name:

Schedule 5.18-B - Page 4

SCHEDULE TO

VOTING AGREEMENT

Number of shares of common stock, $5.00 par value per share, of KeyWorth Bank owned by the KeyWorth Official:                      shares.

Schedule 5.18-B - Page 5